                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  Schedule 13D
                   Under the Securities Exchange Act of 1934

                            MIDLANTIC CORPORATION
                   ---------------------------------------
                               (Name of Issuer)


                                 COMMON STOCK
                   ---------------------------------------
                        (Title of Class of Securities)

                                  59780E101
                                --------------
                                (CUSIP Number)

                        Walter E. Gregg, Jr., Esquire
                                PNC Bank Corp.
                                One PNC Plaza
                         Fifth Avenue and Wood Street
                       Pittsburgh, Pennsylvania  15265
                                (412) 762-2281
                   ---------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                JULY 10, 1995
                   ---------------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/.

CUSIP NO.  59780E101                                              SCHEDULE 13D

1.     Name of Reporting Person:  PNC Bank Corp.
       I.R.S. Identification No.  25-1435979

2.     Check the Appropriate Box if a Member of a Group*    (a)
                                                            (b)

3.     SEC Use Only

4.     Source of Funds:  BK, WC

5.     Check Box if Disclosure of Legal Proceedings is
       Required Pursuant To Items 2(d) or 2(e)

6.     Citizenship or Place of Organization:  Pennsylvania

Number of                      7.  Sole Voting Power:        45,236 1
  Shares
Beneficially                   8.  Shared Voting Power:       4,418 1,2
 Owned by
   Each                        9.  Sole Dispositive Power:   33,191 1,2
 Reporting
  Person                       10. Shared Dispositive Power: 11,155 1,2
   With
11.    Aggregate Amount Beneficially Owned by Each Reporting
       Person:  55,654 1,2

12.    Check Box if the Aggregate Amount in Row (11)              /X/
       Excludes Certain Shares

13.    Percent of Class Represented by Amount in Row 11:  .11% 1,2

14.    Type of Reporting Person:  HC



        1 As of June 30, 1995, PNC Bank, N.A. ("PNC Bank") (a wholly-owned indirect subsidiary of PNC Bank Corp. ("PNC") as co-trustee, held in a charitable foundation $200,000 aggregate principal amount of 8 % Convertible Subordinated Debentures due 2010 ("Convertible Debentures") of Midlantic Corporation ("MC") which at the option of the holder are convertible into approximately 4,167 shares of MC Common Stock (as defined herein). Additionally, as of the same date, the various trust departments of PNC's subsidiary banks held an aggregate of 149,826 shares of MC Common Stock in fiduciary accounts for the benefit of other persons. The various trust departments had voting power (sole or shared) with respect to 45,487 and dispositive (sole or shared) with respect to 40,179 shares. PNC is not deemed to be the beneficial owner of such shares under the rules of the SEC pursuant to Section 16(a) of the Securities Exchange Act of 1934, as amended.

        2 The Reporting Person also has entered into a Stock Option Agreement covering 10,425,000 shares of MC Common Stock (as defined herein) or approximately 16.67% of the shares that would be outstanding following exercise thereof. Unless and until the option granted thereunder is exercised, the Reporting Person disclaims beneficial ownership of the shares covered thereby.



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


ITEM 1.         SECURITY AND ISSUER.

              The title of the class of equity securities to which this
Schedule 13D relates is the common stock, $3.00 par value, of Midlantic Corporation ("MC Common Stock"). The address of the principal executive office of Midlantic Corporation ("MC") is Metro Park Plaza, P.O. Box 600, Edison, New Jersey 08818.

ITEM 2.        IDENTITY AND BACKGROUND.

              This statement is filed on behalf of PNC Bank Corp. ("PNC"). PNC is a Pennsylvania corporation with its principal executive office at One PNC Plaza, Fifth Avenue and Wood Street, Pittsburgh, Pennsylvania 15265. PNC is a bank holding company registered under the Bank Holding Company Act of 1956 as amended, ("BHC Act") and is principally engaged in the business of managing and controlling banks and activities closely related to banking.

              Filed as Schedule I to this Schedule 13D is a list of the executive officers and directors of PNC containing the following information with respect to each such person: (a) name, (b) business address and (c) present principal occupation or employment, and the name and, if different than such person's business address, the address of any corporation or other organization in which such employment is conducted. Each person listed in
Schedule I is a United States citizen, except for Helge H. Wehmeier, who is a citizen of the Federal Republic of Germany.

              During the past five years, neither PNC nor, to the best of PNC's knowledge, any person named in Schedule I (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS
              OR OTHER CONSIDERATION.

              The securities to which this Schedule 13D relates are the subject of a MC Stock Option Agreement dated as of July 10, 1995 ("Option Agreement"), pursuant to which MC has granted to PNC an option to purchase, under certain circumstances, none of which has occured as of the date hereto, up to 10,425,000 shares of MC Common Stock ("Option"), subject to adjustment as provided therein. The exercise price under the Option Agreement is





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$48.00 per share, subject to adjustment as provided therein, and the aggregate amount of funds required to exercise the Option in full would be $500,400,000. If and when the Option is exercised, PNC's source of funds will be either working capital or funds borrowed from one or more banks in the ordinary course of business; the identity of such bank or banks has not yet been determined.

ITEM 4.        PURPOSE OF TRANSACTIONS.

              On July 10, 1995, PNC, PNC Bancorp, Inc. (a wholly-owned subsidiary of PNC and also a registered bank holding company under the BHC Act ("Bancorp")) and MC entered into an Agreement and Plan of Reorganization ("Reorganization Agreement"), and MC and Bancorp, joined in by PNC, entered into a related Agreement and Plan of Merger ("Agreement of Merger") providing for the merger ("Merger") of MC with and into Bancorp. The Reorganization Agreement and Agreement of Merger are herein sometimes referred to collectively as the "Merger Agreements." Under the Agreement of Merger, each share of issued and outstanding MC Common Stock on the effective date of the Merger (other than as provided in the Agreement of Merger) (including each attached right issued pursuant to the Rights Agreement dated as of February 23, 1990, as amended, between Midlantic Bank, N.A. and MC) ("MC Rights Agreement") will be converted into 2.05 shares of Common Stock, par value of $5 per share of PNC ("PNC Common Stock"). The Agreement of Merger also provides for the treatment of stock options outstanding under MC's Incentive Stock and Stock Option Plan.

              The Reorganization Agreement provides that immediately following consummation of the Merger, Garry J. Scheuring, who currently is Chairman, President and Chief Executive Officer of MC, and three other persons currently serving as directors of MC, who will be selected by MC, (as acceptable to PNC) to become directors of PNC. Mr. Scheuring will also become Vice Chairman of PNC.

              PNC has entered into the Option Agreement in order to facilitate consummation of the transactions contemplated by the Merger Agreements. See also the description in Item 6 hereof of certain other provisions of the Option Agreement and the Merger Agreements. Further, PNC similarly granted MC an option to purchase, under certain circumstances, up to 45,500,000 shares of PNC's Common Stock, $5 par value at the exercise price of $35.00 per share.

              Consummation of the Merger is subject to, among other things, receipt of all necessary shareholder and government approvals. Subject thereto, upon consummation of the Merger, the separate corporate existence of MC shall cease, and all outstanding shares of MC Common Stock (other than shares held in the treasury of MC or owned beneficially by





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


any subsidiary of MC other than in a fiduciary capacity or in connection with a debt previously contracted or held by PNC or owned beneficially by any subsidiary of PNC other than in a fiduciary capacity) will be converted into PNC Common Stock and cash in lieu of fractional interests. As a result, MC Common Stock will cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended ("Securities Exchange Act").


ITEM 5.         INTEREST IN SECURITIES OF THE ISSUER.

              The 10,425,000 shares of MC Common Stock subject to the Option represent approximately 16.67% of the shares of MC Common Stock that would be issued and outstanding upon exercise of the Option in full. Unless and until the Option is exercised, PNC disclaims beneficial ownership of the MC Common Stock subject to the Option.

              As of June 30, 1995, PNC Bank as co-trustee of a charitable foundation held $200,000 aggregate principal amount of MC's Convertible Debentures, convertible into approximately 4,167 shares of MC Common Stock for the benefit of other persons. Upon conversion of the Convertible Debentures, PNC Bank would have shared voting and dispositive power with respect to such shares. Additionally, as of the same date, the various trust departments of PNC Bank Corp.'s subsidiary banks held an aggregate of 149,826 shares of MC Common Stock in fiduciary accounts for the benefit of other persons. The various trust departments had voting power (sole or shared) with respect to 45,487 shares and dispositive (sole or shared) with respect to 40,179 shares. PNC is not deemed to be the beneficial owner of such shares under the rules of the SEC pursuant to Section 16(a) of the Securities Exchange Act.

              Except as otherwise described herein, neither PNC, nor, to the best of PNC's knowledge, any of the persons listed on Schedule I hereto, beneficially owns any shares of MC Common Stock. Other than as stated above, no transactions in MC Common Stock were effected during the past 60 days by PNC, or, to the best of PNC's knowledge, by any of the persons listed on
Schedule I hereto.





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ITEM 6.       CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS
              OR RELATIONSHIPS WITH RESPECT TO
              SECURITIES OF THE ISSUER.

OPTION AGREEMENT

              Set forth below is a description of selected provisions of the Option Agreement. Such description is qualified in its entirety by reference to the copy of the Option Agreement filed as an Exhibit hereto, which is incorporated by reference herein and made a part hereof to the same extent as though set forth herein in full.

              The Option Agreement provides for the purchase by PNC of up to 10,425,000 shares of MC Common Stock at an exercise price of $48.00 per share, provided, however, that in the event MC issues or agrees to issue any shares of MC Common Stock in breach of its obligations under the Merger Agreements at a price less than $48.00 per share (as adjusted, as described below), the exercise price shall be equal to such lesser price and provided further, that the number of shares subject to the Option shall be reduced to such lesser number, if any, as may from time to time be necessary, but only for so long as may be necessary, to cause PNC not to (a) become an interested shareholder for purposes of the New Jersey Shareholders Protection Act, (b) become an Acquiring Person as such term is defined in the MC Rights Agreement, or (c) become an "Interested Shareholder" or an "Affiliate" or "Associate" thereof for purposes of Article Eighth of the Restated Certificate of Incorporation of MC. In the event of any change in MC Common Stock by reason of stock dividends, split-ups, recapitalizations, combinations, exchanges of shares or the like, the type and number of shares subject to the Option, and/or the purchase price therefor, shall be adjusted appropriately. Also, in the event that any additional shares of MC Common Stock are issued or otherwise become outstanding after the date of the Option Agreement (other than pursuant to the Option Agreement), the number of shares of MC Common Stock subject to the Option shall be adjusted so that, after such issuance, it equals 19.99% of the number of shares of MC Common Stock then issued and outstanding without giving effect to any shares subject or issued pursuant to the Option.

              PNC may exercise the Option in whole or part, upon the occurrence of certain events ("Purchase Events"). The Option Agreement provides that a Purchase Event shall mean the occurrence of any of the following events after the date of execution of the Option Agreement:
                    (i) MC or any MC Subsidiary, without having received PNC's prior written consent, shall have entered into an agreement with any person (other than PNC or any PNC Subsidiary) to
                    (x) merge or consolidate, or enter into any similar transaction, with MC or any MC Subsidiary, (y) purchase, lease or





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


                    otherwise acquire all or substantially all of the assets of MC or any MC Subsidiary or (z) purchase or otherwise acquire (including by way of merger, consolidation, share exchange or any similar transaction) securities representing 20% or more of the voting power of MC or any MC Subsidiary; provided, however, that in no event shall any merger, consolidation, purchase or similar transaction involving only MC and one or more of its Subsidiaries or involving only any two or more of such Subsidiaries, be deemed to be a Purchase Event, provided any such transaction is not entered into in violation of the terms of the Merger Agreements;

              (ii) any person (other than MC, any MC Subsidiary, the MC Subsidiaries in a fiduciary capacity, PNC, affiliates of PNC or subsidiaries of PNC in a fiduciary capacity) shall have acquired beneficial ownership or the right to acquire beneficial ownership of 20% or more of the outstanding shares of MC Common Stock (the term "beneficial ownership" for purposes of this Option Agreement having the meaning assigned thereto in Section 13(d) of the Securities Exchange Act and the regulations promulgated thereunder); or

              (iii) any person (other than MC, any MC Subsidiary, PNC or any
                    PNC affiliate) (x) shall have made a bona fide proposal to MC by public announcement or written communication that is or becomes the subject of public disclosure to acquire MC or any MC Subsidiary by merger, consolidation, purchase of all or substantially all of its assets or any other similar transaction, (y) shall have commenced a bona fide tender or exchange offer to purchase shares of MC Common Stock such that upon consummation of such offer such person would own or control 20% or more of the outstanding shares of MC Common Stock, or (z) shall have filed an application or notice with the Federal Reserve Board or any other federal or state regulatory agency for clearance or approval to engage in any transaction described in clause (i) or (ii) above, and thereafter the holders of MC Common Stock shall have not approved the Merger Agreements and the transactions contemplated thereby at the meeting of such stockholders held for such purpose or such meeting shall not have been held or shall have been canceled prior to termination of the Merger Agreements.


              The Option may be exercised in whole or in part, at any time or from time to time if a Purchase Event shall have occurred and be continuing and before the Option Agreement is terminated. The Option Agreement provides that to the extent that it shall have





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


not been exercised, the Option shall terminate on the earliest of (i) the effective date of the Merger; (ii) termination of the Merger Agreements in accordance with the provisions thereof prior to the occurrence of a Purchase Event (other than a termination resulting from a willful breach by MC of any covenant contained therein); (iii) six months after termination of the Merger Agreements if such termination follows the occurrence of a Purchase Event or is due to a willful breach by MC of any covenant contained therein; and provided further that any exercise shall be subject to compliance with applicable provisions of law.

              The Option Agreement provides that neither PNC nor MC may assign any of its rights or obligations under the Option Agreement or the Option created thereunder to any other person without the express written consent of the other party except that (i) if a Purchase Event shall have occurred and be continuing, PNC may assign in whole or in part its rights and obligations under the Option Agreement; provided, however, that until the date 30 days following the date on which the Board of Governors of the Federal Reserve System approves an application under the BHC to acquire the shares of MC Common Stock subject to the option, PNC may not assign its rights under the Option except in (i) a widely dispersed public distribution, (ii) a private placement in which no one party acquires the right to purchase in excess of 2% of the voting shares of MC, (iii) an assignment to a single party (e.g., a broker or investment banker) for the purpose of conducting a widely dispersed public distribution on PNC's behalf, or (iv) any other manner approved by the Federal Reserve Board. PNC's acquisition of more than certain percentages of the outstanding MC Common Stock may be subject to prior approval of, or the filing of notices with, applicable regulatory authorities.

MERGER AGREEMENTS

              Set forth below is a description of selected provisions of the Merger Agreements. Such description is qualified in its entirety by reference to the copies thereof filed as Exhibits hereto, which are incorporated by reference herein and made a part hereof.

              The Agreement of Merger provides that, on the effective date of the Merger ("Effective Date"), each share of MC Common Stock outstanding (with certain exceptions), including each attached right issued pursuant to the MC Rights Agreement shall by virtue of the Merger be converted into 2.05 shares of PNC Common Stock.

              Pursuant to the Reorganization Agreement, PNC and MC agree that each shall submit the Reorganization Agreement and the Plan of Merger and, in the case of PNC, the issuance of PNC Common Stock thereunder, to their respective shareholders for approval at a special shareholders meeting to be held as soon as practicable.





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


              The Reorganization Agreement provides that PNC, Bancorp and MC shall each use its best efforts in good faith to take or cause to be taken all action necessary or desirable on its part so as to permit consummation of the Merger at the earliest possible date. Additionally, except as otherwise provided in the Reorganization Agreement, neither party shall take or fail to take or cause, nor to the best of its ability, permit to be taken or fail to be taken, any action that would substantially impair the prospects of completing the Merger pursuant to the Merger Agreements. The Reorganization Agreement further provides that neither PNC nor MC shall, and neither PNC nor MC shall permit any of their respective subsidiaries to, except with the prior written consent of the other and except as Previously Disclosed (as defined in the Reorganization Agreement) or expressly contemplated by the Merger Agreements or the Option Agreement (1) carry on its business other than in the usual, regular and ordinary course in substantially the same manner as heretofore conducted;
(2) in the case of MC only, declare, set aside, make or pay any dividend or other distribution in respect of its capital stock other than its regular quarterly cash dividends on MC Common Stock in amounts not in excess of $.32 per share, or, in the case of PNC only, declare, set aside, make or pay any dividend or other distribution in respect of its capital stock other than (x) its regular quarterly cash dividend on PNC Common Stock in amounts not in excess of $.35 per share, except as may be increased by PNC's Board of Directors at a regularly scheduled meeting, such increase not to exceed 20%, or
(y) any dividends payable on any PNC Preferred Stock in accordance with the provisions of the applicable certificate of incorporation or certificate of designation relating to such preferred stock; (3) issue any shares of its capital stock or permit any treasury shares to become outstanding other than pursuant to the Option Agreements, the MC Rights Agreement or Rights outstanding at the date of the Merger Agreement; provided, however, that MC may issue shares of MC Common Stock or permit treasury shares to become outstanding in accordance with the terms of its Dividend Reinvestment and Stock Purchase Plan and its Savings and Investment Plan; (4) incur any additional debt obligation or other obligation for borrowed money other than in the ordinary course of business consistent with past practice; (5) issue, grant or authorize any Rights or effect any recapitalization, reclassification, stock dividend, stock split or like change in capitalization, or redeem repurchase or otherwise acquire any shares of its capital stock; (6) amend its articles or certificates of incorporation or association or by-laws; impose, or suffer the imposition, on any share of stock held by such party in any Subsidiary of such party of any lien, charge or encumbrance, or permit any such lien, charge or encumbrance to exist; (7) merge with any other corporation, savings association or bank or permit any other corporation, savings association or bank to merge into it or consolidate with any other corporation, savings association or bank; acquire control over any other firm, bank, corporation, savings association or organization or create any subsidiary; (8) except in the ordinary course of business, waive or release any material right or cancel or compromise any material debt or claim; (9) liquidate or sell or dispose of any material assets or acquire any material assets; except as Previously Disclosed, make any capital expenditure in excess





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


of $250,000 in any instance or $500,000 in the aggregate; or except as Previously Disclosed, establish new branches or other similar facilities or enter into or modify any leases or other contracts relating thereto that involve annual payments by such party or any Subsidiary of such party that exceed $100,000 in any instance or $500,000 in the aggregate, except with respect to renewals of leases in the ordinary course of business; (10) increase the rate of compensation of, pay or agree to pay any bonus to, or provide any other employee benefit or incentive to, any of its directors, officers or employees except (i) in a manner consistent with past practice, (ii) for bonuses in respect of 1995 pursuant to the MC Annual Incentive and Bonus Plan (including without limitation the provisions thereof providing MC with discretion in determining the amounts payable thereunder), PROVIDED, HOWEVER, that in no event shall the aggregate amount paid pursuant to such plan in respect of 1995 exceed 140% of the aggregate amount paid pursuant to such plan in respect of 1994, consistent with the terms of such plan, and (iii) MC and its Subsidiaries may in their discretion increase the salaries of any or all of their respective employees who were employees on or prior to December 31, 1994, in the ordinary course of business but only to the extent that the aggregate amount paid by MC and its Subsidiaries as salaries during the 1995 calendar year to such employees is equal to or less than 104% of the aggregate amount paid by MC and its Subsidiaries to such employees during the 1994 calendar year; enter into or modify any employment or severance contracts with any of its present or former directors, officers or employees; or enter into or substantially modify (except as may be required by applicable law) any pension, retirement, stock option, stock purchase, stock appreciation right, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any of its directors, officers or other employees; (11) change its lending, investment, asset/liability management or other material banking policies in any material respect except as may be required by changes in applicable law; (12) change its methods of accounting in effect at December 31, 1994, except as required by changes in generally accepted accounting principles concurred in by its independent certified public accountants, or change any of its methods of reporting income and deductions for federal income tax purposes from those employed in the preparation of its federal income tax returns for the year ended December 31, 1994, except as required by law; (13) authorize or permit any of its officers, directors, employees or agents to directly or indirectly solicit, initiate or encourage any inquiries relating to, or the making of any proposal which constitutes, a "takeover proposal" (as defined in the Reorganization Agreement), or, except to the extent legally required for the discharge of the fiduciary duties of its Board of Directors, recommend or endorse any takeover proposal, or participate in any discussions or negotiations, or provide third parties with any nonpublic information, relating to any such inquiry or proposal or otherwise facilitate any effort or attempt to make or implement a takeover proposal; provided, however, that each party may communicate information about any such takeover proposal to its stockholders if, in the judgment of such party's Board of Directors, based upon the advice of outside counsel, such communication is required under applicable law; or (14) agree to do any of the foregoing.

              MC agreed that, at the request of PNC (unless such action would prevent the Merger from being accounted for as a pooling of interests) on or before the Effective Date, MC shall call for redemption and cause to be redeemed (or converted by the holders thereof into MC Common Stock) and cancelled by MC the total outstanding principal amount of MC's Convertible Debentures all in accordance with the terms and conditions of the Indenture pertaining thereto. In the event such redemption and cancellation shall not occur prior to the Effective Date, PNC and Bancorp shall, by Supplemental Indenture, jointly and severally assume all of the obligations of MC under the outstanding Convertible Debentures.

              PNC and MC agreed that each shall coordinate with the other the declaration of any dividends in respect of PNC Common Stock and MC Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties that holders of PNC Common Stock or MC Common Stock shall not receive two dividends, or fail to receive one dividend, for any single calendar quarter with respect to their shares of PNC Common Stock and/or MC Common Stock and any shares of PNC Common Stock any such holder receives in exchange therefor in the Merger.

              MC also agreed that, at the request of PNC, it will take all action to facilitate the merger of MC subsidiaries with subsidiaries of PNC effective on or after the Effective Date; provided however, that in no event shall the closing be delayed in order to facilitate any such merger and provide further, however, MC is not required to take any action that could adversely affect the qualification of the merger as a reorganization with the meaning of
Section 368(a) of the Code.

              Reference is made to Item 4 hereof for a description of certain other provisions of the Merger Agreements.





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



ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

              1. MC Stock Option Agreement, dated as of July 10, 1995, between PNC and MC.

              2. Agreement and Plan of Reorganization, dated as of July 10, 1995, among PNC, Bancorp and MC.

              3. Agreement and Plan of Merger between Bancorp and MC and joined in by PNC (included as Annex A to Exhibit 2).

              4. PNC Stock Option Agreement, dated as of July 10, 1995, between PNC and MC.





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




SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: July 20, 1995                    PNC BANK CORP.





                                        By /s/ Michelle O'Donnell Manning
                                           ------------------------------
                                           Michelle O'Donnell Manning
                                           Vice President



                                   SCHEDULE I
                                   ----------

              Following is a list of the executive officers and directors of PNC Bank Corp. ("PNC") as of July 20, 1995:

EXECUTIVE OFFICERS:
- ------------------

NAME                                                    OFFICE
- ----                                                    ------

Thomas H. O'Brien                                       Chairman and Chief Executive Officer

James E. Rohr                                           President

Susan B. Bohn                                           Executive Vice President, Corporate
                                                        Development and Communications

Richard C. Caldwell                                     Executive Vice President, Investment Management and Trust

Walter E. Gregg, Jr.                                    Executive Vice President, Finance and Administration

Robert L. Haunschild                                    Senior Vice President and Chief Financial
                                                        Officer

Joe R. Irwin                                            Executive Vice President and
                                                        Chief Investment Officer

William J. Johns                                        Senior Vice President and Chief Accounting Officer

Edward P. Junker III                                    Vice Chairman

Thomas E. Paisley III                                   Senior Vice President and Chairman of Corporate Credit Policy Committee

Helen P. Pudlin                                         Senior Vice President and General Counsel

Bruce E. Robbins                                        Executive Vice President Corporate Banking

A. William Schenck III                                  Executive Vice President, PNC Retail Banking

Herbert G. Summerfield, Jr.                             Executive Vice President, PNC Real Estate



              The business address for each executive officer is PNC Bank
Corp., One PNC Plaza, Fifth Avenue and Wood Streets, Pittsburgh, Pennsylvania
15265.

DIRECTORS:
- ---------

NAME AND OCCUPATION                                                 BUSINESS ADDRESS
- -------------------                                                 ----------------
Robert N. Clay                                                      P.O. Box 114
President                                                           Midway, KY  40347
Clay Holding Company

William G. Copeland                                                 P.O. Box 15760
Chairman of the Board                                               Wilmington, DE  19850-5760
Providentmutual Holding Company

George A. Davidson, Jr.                                             CNG Tower, 625 Liberty Avenue
Chairman and Chief Executive Officer                                Pittsburgh, PA  15222-3199
Consolidated Natural Gas Company

Dianna L. Green                                                     One Oxford Centre - 30th Floor
Senior Vice President, Customer Operations                          301 Grant Street
Duquesne Light Company                                              Pittsburgh, PA  15279

C. G. Grefenstette                                                  2000 Grant Building
Chairman and Chief Executive Officer                                Pittsburgh, PA  15219
The Hillman Company

Thomas Marshall                                                     600 Grant Street-Room 1100
Retired Chairman and Chief Executive Officer                        Pittsburgh, PA 15219-2704
Aristech Chemical Corporation

W. Craig McClelland                                                 1600 Valley Road
Chairman and Chief Executive Officer                                Wayne, NJ  07470
Union Camp Corporation

Donald I. Moritz                                                    420 Boulevard of the Allies
Chairman of the Executive Committee                                 Pittsburgh, PA  15219
Equitable Resources, Inc.

Thomas H. O'Brien                                                   30th Floor
Chairman and Chief Executive Officer                                One PNC Plaza
PNC Bank Corp.                                                      Fifth Avenue and Wood Street
                                                                    Pittsburgh, PA  15265

Jackson H. Randolph                                                 139 East Fourth Street
Chairman and Chief Executive Officer                                Cincinnati, OH  45202
Cinergy Corp.

James E. Rohr                                                       30th Floor
President                                                           One PNC Plaza
PNC Bank Corp.                                                      Fifth Avenue and Wood Street
                                                                    Pittsburgh, PA  15265

Roderic H. Ross                                                     1401 Walnut Street, 10th Floor
Chairman, President and Chief Executive Officer                     Philadelphia, PA  19102-3122
Keystone State Life Insurance Company

Vincent A. Sarni                                                    c/o PPG Industries, Inc.
Chairman of the Executive Committee                                 One PPG Place
Pittsburgh Baseball Associates                                      Pittsburgh, PA  15272

Richard P. Simmons                                                  1000 Six PPG Place
Chairman                                                            Pittsburgh, PA  15222
Allegheny Ludlum Corporation

Thomas J. Usher                                                     600 Grant Street-Room 6170
Chairman and Chief Executive Officer                                Pittsburgh, PA 15219-4776
USX Corporation

Milton A. Washington                                                5604 Baum Boulevard
President and Chief Executive Officer                               Pittsburgh, PA  15206
Allegheny Housing Rehabilitation Corporation

Helge H. Wehmeier                                                   500 Grant Street
President and Chief Executive Officer                               Pittsburgh, PA 15219-2507
Bayer Corporation



                                 EXHIBIT INDEX
                                 -------------

EXHIBIT 1                      MC Stock Option Agreement, dated as of
                               July 10, 1995, between PNC and MC.


EXHIBIT 2 Agreement and Plan of Reorganization, dated as of July 10, 1995, among PNC Bancorp and MC.


EXHIBIT 3 Agreement and Plan of Merger dated as of July 10, 1995 between Bancorp and MC
                               (included as Annex A to Exhibit 2).


EXHIBIT 4                      PNC Stock Option Agreement, dated as of
                               July 10, 1995, between PNC and MC.

                          MC STOCK OPTION AGREEMENT
                                                                       EXHIBIT 1


                    This MC STOCK OPTION AGREEMENT ("Option Agreement") dated as of July 10, 1995, between MIDLANTIC CORPORATION ("MC"), a New Jersey corporation registered as a bank holding company under the Bank Holding Company Act of 1956, as amended ("Bank Holding Company Act"), and PNC BANK CORP. ("PNC"), a Pennsylvania corporation registered as a bank holding company under the Bank Holding Company Act.

                                   WITNESSETH
                                   ----------

                    WHEREAS, the Boards of Directors of MC and PNC, together with the Board of Directors of PNC Bancorp, Inc., have approved an Agreement and Plan of Reorganization ("Reorganization Agreement") and have adopted a related Agreement and Plan of Merger dated as of the date hereof (together referred to herein as the "Merger Agreements"), providing for certain transactions pursuant to which MC would be merged with and into PNC Bancorp, Inc., a subsidiary of PNC;

                    WHEREAS, as a condition to PNC's entry into the Merger Agreements and to induce such entry, MC has agreed to grant to PNC the option set forth herein to purchase authorized but unissued shares of MC Common Stock;

                    NOW, THEREFORE, in consideration of the premises herein contained, the parties agree as follows:

1.  DEFINITIONS.

                    Capitalized terms defined in the Merger Agreements and used herein shall have the same meanings as in the Merger Agreements.

2.  GRANT OF OPTION.

                    Subject to the terms and conditions set forth herein, MC hereby grants to PNC an option ("Option") to purchase up to 10,425,000 shares of MC Common Stock, at a price of $48 per share payable in cash as provided in
Section 4 hereof; provided, however, that in the event MC issues or agrees to issue any shares of MC Common Stock in breach of its obligations under the Merger Agreements at a price less than $48 per share (as adjusted pursuant to Section 6 hereof), the exercise price shall be equal to such lesser price. Notwithstanding anything else in this Agreement to the contrary, the number of shares of MC Common Stock subject to the Option shall be reduced to such lesser number, if any, as may from time-to-time be necessary, but only for so long as may be necessary, to cause PNC not to (a) become an interested stockholder for purposes of the New Jersey Shareholders Protection Act, (b) become an Acquiring Person as such term is defined in the MC Rights Agreement or (c) become an "Interested Shareholder" or an "Affiliate" or "Associate" thereof for purposes of Article EIGHTH of the Restated Certificate of Incorporation of MC.

3.  EXERCISE OF OPTION.

                    (a) PNC may exercise the Option, in whole or part, at any time or from time to time if a Purchase Event (as defined below) shall have occurred and be continuing; provided that to the extent the Option shall not have been exercised, it shall terminate and be of no further force and effect upon the earliest to occur of (i) the Effective Date of the Merger or (ii) termination of the Merger Agreements in accordance with the provisions thereof prior to the occurrence of a Purchase Event (other than a termination resulting from a willful breach by MC of any covenant contained therein) or (iii) six months after termination of the Merger Agreements if such termination follows the occurrence of a Purchase Event or is due to a willful breach by MC of any covenant contained therein; and provided further that any such exercise shall be subject to compliance with applicable provisions of law.

                    (b) As used herein, a "Purchase Event" shall mean any of the following events or transactions occurring after the date hereof:

                    (i) MC or any MC Subsidiary, without having received PNC's prior written consent, shall have entered into an agreement with any person (other than PNC or any PNC Subsidiary) to (x) merge or consolidate, or enter into any similar transaction, with MC or any MC Subsidiary, (y) purchase, lease or otherwise acquire all or substantially all of the assets of MC or any MC Subsidiary or (z) purchase or otherwise acquire (including by way of merger, consolidation, share exchange or any similar transaction) securities representing 20% or more of the voting power of MC or any MC Subsidiary; provided, however, that in no event shall any merger, consolidation, purchase or similar transaction involving only MC and one or more of its Subsidiaries or involving only any two or more of such Subsidiaries, be deemed to be a Purchase Event, provided any such transaction is not entered into in violation of the terms of the Merger Agreements;

                    (ii) any person (other than MC, any MC Subsidiary, the MC Subsidiaries in a fiduciary capacity, PNC, affiliates of PNC or subsidiaries of PNC in a fiduciary capacity) shall have acquired beneficial ownership or the right to acquire beneficial ownership of 20% or more of the outstanding shares of MC Common Stock (the term "beneficial ownership" for purposes of this Option Agreement having the meaning assigned thereto in Section 13(d) of the

                                Exchange Act and the regulations promulgated thereunder); or

                    (iii) any person (other than MC, any MC Subsidiary, PNC or any PNC affiliate) (x) shall have made a bona fide proposal to MC by public announcement or written communication that is or becomes the subject of public disclosure to acquire MC or any MC Subsidiary by merger, consolidation, purchase of all or substantially all of its assets or any other similar transaction, (y) shall have commenced a bona fide tender or exchange offer to purchase shares of MC Common Stock such that upon consummation of such offer such person would own or control 20% or more of the outstanding shares of MC Common Stock, or
                                (z) shall have filed an application or notice with the Federal Reserve Board or any other federal or state regulatory agency for clearance or approval to engage in any transaction described in clause (i) or (ii) above, and thereafter the holders of MC Common Stock shall have not approved the Merger Agreements and the transactions contemplated thereby at the meeting of such stockholders held for such purpose or such meeting shall not have been held or shall have been cancelled prior to termination of the Merger Agreements.

If more than one of the transactions giving rise to a Purchase Event under this
Section 3(b) is undertaken or effected, then all such transactions shall give rise only to one Purchase Event, which Purchase Event shall be deemed continuing for all purposes hereunder until all such transactions are abandoned. As used in this Option Agreement, "person" shall have the meanings specified in Sections 3(a)(9) and 13(d)(3) of the Exchange Act.

                    (c) In the event PNC wishes to exercise the Option, it shall send to MC a written notice (the date of which being herein referred to as "Notice Date") specifying (i) the total number of shares it will purchase pursuant to such exercise, and (ii) a place and date not earlier than three business days nor later than 60 business days from the Notice Date for the closing of such purchase ("Closing Date"); provided that if prior notification to or approval of any federal or state regulatory agency is required in connection with such purchase, PNC shall promptly file the required notice or application for approval and shall expeditiously process the same and the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which any required notification period has expired or been terminated or such approval has been obtained and any requisite waiting period shall have passed.

4.  PAYMENT AND DELIVERY OF CERTIFICATES.

                    (a) At the closing referred to in Section 3 hereof, PNC shall pay to MC the aggregate purchase price for the shares of MC Common Stock purchased pursuant to the exercise of the Option in immediately available funds by a wire transfer to a bank account designated by MC.

                    (b) At such closing, simultaneously with the delivery of cash as provided in subsection (a), MC shall deliver to PNC a certificate or certificates representing the number of shares of MC Common Stock purchased by PNC, and PNC shall deliver to MC a letter agreeing that PNC will not offer to sell or otherwise dispose of such shares in violation of applicable law or the provisions of this Option Agreement.

                    (c) Certificates for MC Common Stock delivered at a closing hereunder may be endorsed with a restrictive legend which shall read substantially as follows:

                           "The transfer of the shares represented by this
                    certificate is subject to certain provisions of an agreement between the registered holder hereof and Midlantic Corporation and to resale restrictions arising under the Securities Act of 1933, as amended, a copy of which agreement is on file at the principal office of Midlantic Corporation. A copy of such agreement will be provided to the holder hereof without charge upon receipt by Midlantic Corporation of a written request."

It is understood and agreed that the above legend shall be removed by delivery of substitute certificate(s) without such legend if PNC shall have delivered to MC a copy of a letter from the staff of the Commission, or an opinion of counsel, in form and substance satisfactory to MC, to the effect that such legend is not required for purposes of the Securities Act.

5.  REPRESENTATIONS.

                    MC hereby represents, warrants and covenants to PNC as follows:

                    (a) MC shall at all times maintain sufficient authorized but unissued shares of MC Common Stock so that the Option may be exercised without authorization of additional shares of MC Common Stock.

                    (b) The shares to be issued upon due exercise, in whole or in part, of the Option, when paid for as provided herein, will be duly authorized, validly issued, fully paid and nonassessable.

6.  ADJUSTMENT UPON CHANGES IN CAPITALIZATION.

                    In the event of any change in MC Common Stock by reason of stock dividends, split-ups, recapitalizations, combinations, exchanges of shares or the like, the type and number of shares subject to the Option, and the purchase price per share, as the case may be, shall be adjusted appropriately. In the event that any additional shares of MC Common Stock are issued or otherwise become outstanding after the date of this Option Agreement (other than pursuant to this Option Agreement), the number of shares of MC Common Stock subject to the Option shall be adjusted so that, after such issuance, it equals 19.99% of the number of shares of MC Common Stock then issued and outstanding without giving effect to any shares subject or issued pursuant to the Option. Nothing contained in this Section 6 shall be deemed to authorize MC to breach any provision of the Merger Agreements.

7.  REGISTRATION RIGHTS.

                    MC shall, if requested by PNC, as expeditiously as possible following the occurrence of a Purchase Event and prior to the second anniversary thereof, file a registration statement on a form of general use under the Securities Act if necessary in order to permit the sale or other disposition of the shares of MC Common Stock that have been acquired upon exercise of the Option in accordance with the intended method of sale or other disposition requested by PNC. PNC shall provide all information reasonably requested by MC for inclusion in any registration statement to be filed hereunder. MC will use its best efforts to cause such registration statement first to become effective and then to remain effective for such period not in excess of 180 days from the day such registration statement first becomes effective as may be reasonably necessary to effect such sales or other dispositions. The obligations of MC hereunder to file a registration statement and to maintain its effectiveness may be suspended for one or more periods of time not exceeding 60 days in the aggregate if the Board of Directors of MC shall have determined that the filing of such registration statement or the maintenance of its effectiveness would require disclosure of nonpublic information that would materially and adversely affect MC. The first registration effected under this Section 7 shall be at MC's expense except for underwriting commissions and the fees and disbursements of PNC's counsel attributable to the registration of such MC Common Stock. A second registration may be requested hereunder at PNC's expense. In no event shall MC be required to effect more than two registrations hereunder. The filing of any registration statement hereunder may be delayed for such period of time as may reasonably be required to facilitate any public distribution by MC of MC Common Stock. If requested by PNC, in connection with any such registration, MC will become a party to any underwriting agreement relating to the sale of such shares, but only to the extent of obligating itself in respect of representations, warranties, indemnities and other agreements customarily included in such underwriting agreements. Upon receiving any request from PNC or assignee thereof under this Section 7, MC agrees to send a copy thereof to PNC and to any assignee thereof known to MC, in each case by promptly mailing the same, postage prepaid, to the address of record of the persons entitled to receive such copies.

8.  SEVERABILITY.

                    If any term, provision, covenant or restriction contained in this Option Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Option Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that the Option will not permit the holder to acquire the full number of shares of MC Common Stock provided in Section 2 hereof (as adjusted pursuant to Section 6 hereof), it is the express intention of MC to allow the holder to acquire or to require MC to repurchase such lesser number of shares as may be permissible, without any amendment or modification hereof.

9.  MISCELLANEOUS.

                    (a) EXPENSES. Except as otherwise provided herein, each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

                    (b) ENTIRE AGREEMENT. Except as otherwise expressly provided herein, this Option Agreement contains the entire agreement between the parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral. Notwithstanding anything to the contrary contained in this Agreement or the Merger Agreements, this Agreement shall be deemed to amend the Confidentiality Agreement so as to permit PNC to enter into this Agreement and exercise all of its rights hereunder, including its right to acquire MC Common Stock upon exercise of the Option. The terms and conditions of this Option Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns. Nothing in this Option Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto, and their respective successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Option Agreement, except as expressly provided herein.

                    (c) ASSIGNMENT. Neither of the parties hereto may assign any of its rights or obligations under this Option Agreement or the Option created hereunder to any other person, without the express written consent of the other party, except that in the event a Purchase Event shall have occurred and be continuing PNC may assign in whole or in part its rights and obligations hereunder; provided, however, that until the date 30 days following the date on which the Federal Reserve Board approves an application by PNC under the Bank Holding Company Act to acquire the shares of MC Common Stock subject to the Option, PNC may not assign its rights under the Option except in (i) a widely dispersed public distribution, (ii) a private placement in which no one party acquires the right to purchase in excess of 2% of the voting shares of MC,
(iii) an assignment to a single party (E.g., a broker or investment banker) for the purpose of conducting a widely dispersed public distribution on PNC's behalf, or (iv) any other manner approved by the Federal Reserve Board.

                    (d) NOTICES. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered personally or sent by overnight express or by registered or certified mail, postage prepaid, addressed as provided in the Reorganization Agreement.
A party may change its address for notice purposes by written notice to the other party hereto.

                    (e) COUNTERPARTS. This Option Agreement may be executed in any number of counterparts, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

                    (f) SPECIFIC PERFORMANCE. The parties agree that damages would be an inadequate remedy for a breach of the provisions of this Option Agreement by either party hereto and that this Option Agreement may be enforced by either party hereto through injunctive or other equitable relief.

                    (g) GOVERNING LAW. This Option Agreement shall be governed by and construed in accordance with the laws of New Jersey applicable to agreements made and entirely to be performed within such state and such federal laws as may be applicable.

        IN WITNESS WHEREOF, each of the parties hereto has executed this Option Agreement as of the day and year first written above.

                                 PNC BANK CORP.



                                                By /s/ Thomas H. O'Brien
                                                   -----------------------
                                                   Thomas H. O'Brien
                                                   Chairman and Chief
                                                   Executive Officer



                                                MIDLANTIC CORPORATION



                                                By  /s/ Garry J. Scheuring
                                                   -----------------------
                                                   Garry J. Scheuring
                                                   Chairman, President and
                                                   Chief Executive Officer

                                            AGREEMENT AND PLAN OF REORGANIZATION
                                                                       EXHIBIT 2


                    AGREEMENT AND PLAN OF REORGANIZATION ("Reorganization Agreement" or "Agreement") dated as of July 10, 1995, among MIDLANTIC CORPORATION ("MC"), a New Jersey corporation having its principal executive office at Metro Park Plaza, P.O. Box 600, Edison, New Jersey 08818, PNC BANK CORP. ("PNC"), a Pennsylvania corporation having its principal executive office at One PNC Plaza, Pittsburgh, Pennsylvania 15265, and PNC BANCORP, INC. ("Bancorp"), a Delaware corporation and a wholly-owned subsidiary of PNC having its registered office at 222 Delaware Avenue, Wilmington, Delaware 19899.

                                   WITNESSETH

                    WHEREAS, the parties hereto desire that MC shall be merged with and into Bancorp ("Merger") pursuant to an Agreement and Plan of Merger substantially in the form attached hereto as Annex A ("Plan of Merger"); and

                    WHEREAS, the parties hereto desire to provide for certain undertakings, conditions, representations, warranties and covenants in connection with the transactions contemplated hereby;

                    NOW, THEREFORE, in consideration of the premises and of the mutual representations, warranties and covenants herein contained and intending to be legally bound hereby, the parties hereto do hereby agree as follows:

                                   ARTICLE 1
                                  DEFINITIONS

                    1.1. "Bank Holding Company Act" shall mean the Bank Holding Company Act of 1956, as amended.

                    1.2. "Closing Date" shall mean the date specified pursuant to Section 4.8 hereof as the date on which the parties hereto shall close the transactions contemplated herein.

                    1.3. "Code" shall mean the Internal Revenue Code of 1986, as amended.

                    1.4. "Commission" or "SEC" shall mean the Securities and Exchange Commission.

                    1.5. "Department of Banking" shall mean the Pennsylvania Department of Banking.

                    1.6. "Effective Date" shall mean the date specified pursuant to Section 4.8 hereof as the effective date of the Merger.

                    1.7. "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

                    1.8. "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

                    1.9.  "FDIA" shall mean the Federal Deposit Insurance Act.

                    1.10. "FDIC" shall mean the Federal Deposit Insurance Corporation.

                    1.11. "Federal Reserve Board" shall mean the Board of Governors of the Federal Reserve System.

                    1.12. "Intellectual Property" means domestic and foreign letters patent, patents, patent applications, patent licenses, software licensed or owned, know-how licenses, trade names, common law and other trademarks, service marks, licenses of trademarks, trade names and/or service marks, trademark registrations and applications, service mark registrations and applications and copyright registrations and applications.

                    1.13. "Investment Companies" means the Compass Capital Group of open-end mutual funds.

                    1.14. "Investment Company Act" means the Investment Company Act of 1940, as amended.

                    1.15. "Material Adverse Effect" shall mean, with respect to MC or PNC, as the case may be, a material adverse effect on the business, results of operations or financial condition of such party and its Subsidiaries taken as a whole.

                    1.16. "MB" means Midlantic Bank, N.A., a wholly owned subsidiary of MC.

                    1.17. "MC Financial Statements" shall mean (i) the consolidated balance sheets of MC as of March 31, 1995 and as of December 31, 1994 and 1993 and the related consolidated statements of income, cash flows and changes in shareholders' equity (including related notes, if any) for the three months ended March 31, 1995 and each of the three years ended December 31, 1994, 1993 and 1992 as filed by MC in SEC Documents and (ii) the consolidated balance sheets of MC and related consolidated statements of income, cash flows and changes in shareholders' equity (including related notes, if any) as filed by MC in SEC Documents with respect to periods ended subsequent to March 31, 1995.

                    1.18. "MC Option Agreement" shall mean the Stock Option Agreement dated of even date herewith between MC and PNC pursuant to which MC will grant

PNC the right to purchase certain shares of MC Common Stock (as defined below), approval of the Merger by MC's Board of Directors having been received on a prior date.

                    1.19. "Option Agreements" shall mean the MC Option Agreement and the PNC Option Agreement.

                    1.20. "PNC Financial Statements" shall mean (i) the consolidated balance sheets of PNC as of March 31, 1995 and as of December 31, 1994 and 1993 and the related consolidated statements of income, cash flows and changes in shareholders' equity (including related notes, if any) for the three months ended March 31, 1995 and each of the three years ended December 31, 1994, 1993 and 1992 as filed by PNC in SEC Documents and (ii) the consolidated balance sheets of PNC and related consolidated statements of income, cash flows and changes in shareholders' equity (including related notes, if any) as filed by PNC in SEC Documents with respect to periods ended subsequent to March 31, 1995.

                    1.21. "PNC Option Agreement" shall mean the Stock Option Agreement dated of even date herewith between PNC and MC pursuant to which PNC will grant MC the right to purchase certain shares of PNC Common Stock (as defined below).

                    1.22. "Pennsylvania Banking Code" shall mean the Pennsylvania Banking Code of 1965, as amended.

                    1.23. "Previously Disclosed" shall mean disclosed prior to the execution hereof in (i) an SEC Document filed with the SEC subsequent to January 1, 1994 and prior to the date hereof or (ii) a letter dated of even date herewith from the party making such disclosure and delivered to the other party prior to the execution hereof. Any information disclosed by one party to the other for any purpose hereunder shall be deemed to be disclosed for all purposes hereunder. The inclusion of any matter in information Previously Disclosed shall not be deemed an admission or otherwise to imply that any such matter is material for purposes of this Agreement.

                    1.24. "Proxy Statement" shall mean the joint proxy statement/prospectus (or similar documents) together with any supplements thereto sent to the shareholders of PNC and MC to solicit their votes in connection with this Agreement and the Plan of Merger.

                    1.25. "Registration Statement" shall mean the registration statement with respect to the PNC Common Stock to be issued in connection with the Merger as declared effective by the Commission under the Securities Act.

                    1.26. "Rights" shall mean warrants, options, rights, convertible securities and other arrangements or commitments which obligate an entity to issue or dispose of any of its capital stock, and stock appreciation rights, performance units and other similar stock- based rights whether they obligate the issuer thereof to issue stock or other securities or to pay cash.

                    1.27. "SEC Documents" shall mean all reports and registration statements filed, or required to be filed, by a party hereto pursuant to the Securities Laws.

                    1.28. "Securities Act" shall mean the Securities Act of 1933, as amended.

                    1.29. "Securities Laws" shall mean the Securities Act; the Exchange Act; the Investment Company Act; the Investment Advisers Act of 1940, as amended; the Trust Indenture Act of 1939, as amended; and the rules and regulations of the Commission promulgated thereunder.

                    Other terms used herein are defined in the preamble and the recitals to this Reorganization Agreement and in Articles II, III and IV hereof.

                                   ARTICLE 2
                      REPRESENTATIONS AND WARRANTIES OF MC

                    MC hereby represents and warrants to PNC and Bancorp as follows:

2.1.                CAPITAL STRUCTURE OF MC

                    The authorized capital stock of MC consists of (i) 40,000,000 shares of preferred stock, no par value ("MC Preferred Stock"), none of which is issued and outstanding, and (ii) 150,000,000 shares of common stock, par value $3 per share ("MC Common Stock"), of which, as of June 30, 1995, 52,128,214 shares are issued and outstanding and 633,883 shares are held in treasury. As of June 30, 1995, no shares of MC Preferred Stock or MC Common Stock were reserved for issuance, except that (i) 1,389,333 shares of MC Common Stock were reserved for issuance pursuant to MC's dividend reinvestment and stock purchase plans, (ii) 5,830,616 shares of MC Common Stock were reserved for issuance upon the exercise of stock options heretofore granted pursuant to MC's stock option plans, (iii) 500,000 shares of MC's Series B Junior Participating Preferred Stock were reserved for issuance upon exercise of rights pursuant to the Rights Agreement dated as of February 23, 1990 between MC and MB, as amended (the "MC Rights Agreement"), (iv) 10,425,000 shares of MC Common Stock were reserved for issuance pursuant to the MC Option Agreement and
(v) 1,517,500 shares of MC Common Stock were reserved for issuance pursuant to MC's 8 1/4% Convertible Subordinated Debentures due 2010. All outstanding shares of MC Common Stock have been duly issued and are validly outstanding, fully paid and nonassessable. MC does not have and is not bound by any Rights which are authorized, issued or outstanding with respect to the capital stock of MC except for the MC Option Agreement and as Previously Disclosed and except for Rights issued pursuant to the MC Rights Agreement. None of the shares of MC's capital stock has been issued in violation of the preemptive rights of any person. MC has taken all action necessary so that the execution of this Reorganization Agreement, the Plan of Merger and the MC Option Agreement and the consummation of the transactions contemplated hereby and thereby do not and will not result in the grant of any rights to any person under the MC Rights Agreement or enable or require the Rights thereunder to be exercised, distributed or triggered.

2.2.                ORGANIZATION, STANDING AND AUTHORITY OF MC

                    MC is a duly organized corporation, validly existing and in good standing under the laws of New Jersey with full corporate power and authority to carry on its business as now conducted and is duly licensed or qualified to do business in the states of the United States and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such qualification, except where the failure to be so licensed or qualified would not have a Material Adverse Effect on MC. MC is registered as a bank holding company under the Bank Holding Company Act.

2.3.                OWNERSHIP OF MC SUBSIDIARIES; CAPITAL
                    STRUCTURE OF MC SUBSIDIARIES

                    MC does not own, directly or indirectly, 5% or more of the outstanding capital stock or other voting securities of any corporation, bank or other organization except as Previously Disclosed (collectively the "MC Subsidiaries" and individually a "MC Subsidiary"). The outstanding shares of capital stock of each MC Subsidiary are validly issued and outstanding, fully paid and (except as provided in 12 U.S.C. Section 55) nonassessable and, except as Previously Disclosed, all such shares are directly or indirectly owned by MC free and clear of all liens, claims and encumbrances. No MC Subsidiary has or is bound by any Rights which are authorized, issued or outstanding with respect to the capital stock of any MC Subsidiary and, except as Previously Disclosed, there are no agreements, understandings or commitments relating to the right of MC to vote or to dispose of said shares. None of the shares of capital stock of any MC Subsidiary has been issued in violation of the preemptive rights of any person.

2.4.                ORGANIZATION, STANDING AND AUTHORITY OF
                    MC SUBSIDIARIES

                    Each MC Subsidiary is a duly organized corporation or banking association, validly existing and in good standing under applicable laws. Each MC

Subsidiary (i) has full power and authority to carry on its business as now conducted, and (ii) is duly licensed or qualified to do business in the states of the United States and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such licensing or qualification and where failure to be so licensed or qualified would have a Material Adverse Effect on MC. Each MC Subsidiary has all federal, state, local and foreign governmental authorizations necessary for it to own or lease its properties and assets and to carry on its business as it is now being conducted, except where the failure to be so authorized would not have a Material Adverse Effect on MC.

2.5.                AUTHORIZED AND EFFECTIVE AGREEMENT

                    (a) MC has all requisite corporate power and authority to enter into and perform all of its obligations under this Reorganization Agreement, the Plan of Merger and the MC Option Agreement. The execution and delivery of this Reorganization Agreement, the Plan of Merger and the MC Option Agreement and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action in respect thereof on the part of MC, except that the affirmative vote of the holders of a majority of the shares of MC Common Stock cast by the holders of such shares entitled to vote thereon is the only shareholder vote required to approve the Plan of Merger pursuant to the New Jersey Business Corporation Act and MC's Restated Certificate of Incorporation and Bylaws. The Board of Directors of MC has directed that this Agreement and the Plan of Merger be submitted to MC's stockholders for approval at a special meeting to be held as soon as practicable.

                    (b) Assuming the accuracy of the representation contained in Section 3.5(b) hereof, this Reorganization Agreement and the Plan of Merger constitute legal, valid and binding obligations of MC, enforceable against it in accordance with their respective terms, subject as to enforceability, to bankruptcy, insolvency and other laws of general applicability relating to or affecting creditors' rights and to general equity principles.

                    (c) Except as Previously Disclosed, neither the execution and delivery of this Reorganization Agreement, the Plan of Merger or the MC Option Agreement, nor consummation of the transactions contemplated hereby or thereby, nor compliance by MC with any of the provisions hereof or thereof shall (i) conflict with or result in a breach of any provision of the articles or certificate of incorporation or association, charter or by-laws of MC or any MC Subsidiary, (ii) assuming the consents and approvals contemplated by Section 4.3(b) hereof and which are Previously Disclosed are duly obtained, constitute or result in a breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any lien, charge or encumbrance upon any property or asset of MC or any MC Subsidiary pursuant to, any note, bond, mortgage, indenture, license, agreement or other instrument or obligation, or (iii) assuming the consents and approvals contemplated by Section 4.3(b) hereof and which are Previously Disclosed are duly obtained, violate any order, writ, injunction, decree, statute, rule or regulation applicable to MC or any MC Subsidiary, except (in the case of clauses (ii) and (iii) above) for such violations, rights, conflicts, breaches, creations or defaults which, either individually or in the aggregate, will not have a Material Adverse Effect on MC.

                    (d) Other than as contemplated by Section 4.3(b) hereof and except as Previously Disclosed, no consent, approval or authorization of, or declaration, notice, filing or registration with, any governmental or regulatory authority, or any other person, is required to be made or obtained by MC or any MC Subsidiary on or prior to the Closing Date in connection with the execution, delivery and performance of this Agreement and the Plan of Merger or the consummation of the transactions contemplated hereby or thereby.

2.6.                SEC DOCUMENTS; REGULATORY FILINGS

                    MC has filed all SEC Documents required by the Securities Laws and such SEC Documents complied, as of their respective dates, in all material respects with the Securities Laws. MC and each of the MC Subsidiaries has filed all reports required by statute or regulation to be filed with any federal or state bank regulatory agency, except where the failure to so file would not have a Material Adverse Effect on MC, and such reports were prepared in accordance with the applicable statutes, regulations and instructions in existence as of the date of filing of such reports in all material respects.

2.7.                FINANCIAL STATEMENTS; BOOKS AND RECORDS;
                    MINUTE BOOKS

                    The MC Financial Statements fairly present the consolidated financial position of MC and its consolidated Subsidiaries as of the dates indicated and the consolidated results of operations, changes in shareholders' equity and cash flows of MC and its consolidated Subsidiaries for the periods then ended in conformity with generally accepted accounting principles applicable to financial institutions applied on a consistent basis except as disclosed therein. The books and records of MC and each MC Subsidiary fairly reflect in all material respects the transactions to which it is a party or by which its properties are subject or bound. Such books and records have been properly kept and maintained and are in compliance in all material respects with all applicable legal and accounting requirements. The minute books of MC and the MC Subsidiaries contain records which are accurate in all material respects of all corporate actions of its shareholders and Board of Directors (including committees of its Board of Directors).

2.8.                MATERIAL ADVERSE CHANGE

                    MC has not, on a consolidated basis, suffered any material adverse change in its financial condition, results of operations or business since December 31, 1994.

2.9.                ABSENCE OF UNDISCLOSED LIABILITIES

                    Neither MC nor any MC Subsidiary has any liability (contingent or otherwise), excluding contractually assumed contingencies, that is material to MC on a consolidated basis, or that, when combined with all similar liabilities, would be material to MC on a consolidated basis, except as Previously Disclosed, as disclosed in the MC Financial Statements filed with the SEC prior to the date hereof and except for liabilities incurred in the ordinary course of business subsequent to March 31, 1995.

2.10.               PROPERTIES

                    MC and the MC Subsidiaries have good and marketable title free and clear of all liens, encumbrances, charges, defaults or equitable interests to all of the properties and assets, real and personal, which, individually or in the aggregate, are material to the business of MC and its Subsidiaries taken as a whole, and which are reflected on the MC Financial Statements as of December 31, 1994 or acquired after such date, except (i) liens for taxes not yet due and payable, (ii) pledges to secure deposits and other liens incurred in the ordinary course of banking business, (iii) such imperfections of title, easements and encumbrances, if any, as are not material in character, amount or extent and (iv) dispositions and encumbrances for adequate consideration in the ordinary course of business. All leases pursuant to which MC or any MC Subsidiary, as lessee, leases real and personal property which, individually or in the aggregate, are material to the business of MC and its Subsidiaries taken as a whole are valid and enforceable in accordance with their respective terms.

2.11.               LOANS

                    Each loan reflected as an asset in the MC Financial Statements (i) is evidenced by notes, agreements or other evidences of indebtedness which are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid liens and security interests which have been perfected, and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors' rights and to general equity principles, in each case other than loans as to which the failure to satisfy the foregoing standards would not have a Material Adverse Effect on MC.

2.12.               TAX MATTERS


                    (a) MC and each MC Subsidiary have timely filed federal income tax returns for each year through December 31, 1993 and have timely filed, or caused to be filed, all other federal, state, local and foreign tax returns (including, without limitation, estimated tax returns, returns required under Sections 1441-1446 and 6031-6060 of the Code and the regulations thereunder and any comparable state, foreign and local laws, any other information returns, withholding tax returns, FICA and FUTA returns and back up withholding returns required under Section 3406 of the Code and any comparable state, foreign and local laws) required to be filed with respect to MC or any MC Subsidiary, except where the failure to file timely such federal income and other tax returns would not, in the aggregate, have a Material Adverse Effect on MC. All taxes due in respect of the periods covered by such tax returns have been paid or adequate reserves have been established for the payment of such taxes, except where any such failure to pay or establish adequate reserves would not, in the aggregate, have a Material Adverse Effect on MC and, as of the Closing Date, all taxes due in respect of any subsequent periods ending on or prior to the Closing Date will have been paid or adequate reserves will have been established for the payment thereof, except where any such failure to pay or establish adequate reserves would not, in the aggregate, have a Material Adverse Effect on MC. Except as Previously Disclosed, no material (i) audit examination, (ii) deficiency, or (iii) refund litigations with respect to such returns is pending. Not later than 60 days after the date hereof, MC shall deliver to PNC a list of all (i) audit examinations, (ii) deficiencies, and
(iii) refund litigation with respect to such returns. Neither MC nor any MC Subsidiary will have any material liability for any such taxes in excess of the amounts so paid or reserves or accruals so established.

                    (b) All federal, state and local (and, if applicable, foreign) tax returns filed by MC and each MC Subsidiary are complete and accurate in all material respects. Neither MC nor any MC Subsidiary is delinquent in the payment of any material tax, assessment or governmental charge, and, except as Previously Disclosed, none of them has requested any extension of time within which to file any tax returns in respect of any fiscal year or portion thereof which have not since been filed. Except as Previously Disclosed, no material deficiencies for any tax, assessment or governmental charge have been proposed, asserted or assessed (tentatively or otherwise) against MC or any MC Subsidiary which have not been settled and paid. Except as Previously Disclosed, there are currently no agreements in effect with respect to MC or any MC Subsidiary to extend the period of limitations for the assessment or collection of any tax.

                    (c) Except as Previously Disclosed, neither the transactions contemplated hereby nor the termination of the employment of any employees of MC or any MC Subsidiary prior to or following consummation of the transactions contemplated hereby could result in MC or any MC Subsidiary making or being required to make any "excess parachute payment" as that term is defined in Section 280G of the Code.

                    (d) For purposes of this Section 2.12, references to MC and any MC Subsidiary shall include predecessors thereof.

2.13.               EMPLOYEE BENEFIT PLANS

                    (a) MC has made available true and complete copies of all qualified pension or profit-sharing plans, any deferred compensation, consulting, bonus or group insurance contract or any other incentive, welfare or employee benefit plan or agreement maintained for the benefit of employees or former employees of MC or any MC Subsidiary, and will make available to PNC
(i) the most recent actuarial and financial reports prepared with respect to any qualified plans, (ii) the most recent annual reports filed with any government agency and (iii) all rulings and determination letters and any open requests for rulings or letters that pertain to any qualified plan.

                    (b) Neither MC nor any MC Subsidiary (nor any pension plan maintained by any of them) has incurred or reasonably expects to incur any material liability to the Pension Benefit Guaranty Corporation or to the Internal Revenue Service with respect to any pension plan qualified under
Section 401 of the Code except liabilities to the Pension Benefit Guaranty Corporation pursuant to Section 4007 of ERISA, all of which have been fully paid. No reportable event under Section 4043(b) of ERISA has occurred with respect to any such pension plan, other than a reportable event that occurs by reason of the transactions contemplated by this Agreement or an event for which the 30 day notice requirement has been waived by the Pension Benefit Guaranty Corporation.

                    (c) Neither MC nor any MC Subsidiary participates in, or has incurred any liability under Section 4201 of ERISA for a complete or partial withdrawal from, a multiemployer plan as such term is defined in ERISA.

                    (d) Except as Previously Disclosed, a favorable determination letter has been issued by the Internal Revenue Service with respect to each "employee pension plan" (as defined in Section 3(2) of ERISA) of MC or any MC Subsidiary which is intended to be a qualified plan to the effect that such plan is qualified under Section 401 of the Code and tax exempt under Section 501 of the Code. No such letter has been revoked or threatened to be revoked and neither MC nor any MC Subsidiary knows of any reasonable ground on which such revocation may be based. Such plans have been operated in all material respects in accordance with their terms and applicable law.

                    (e) No prohibited transaction (which shall mean any transaction prohibited by Section 406 of ERISA and not exempt under Section 408 of ERISA) has occurred with respect to any "employee benefit plan" (as defined in Section 3(3) of ERISA) maintained by MC or any MC Subsidiary which would result in the imposition, directly or indirectly, of an excise tax under Section 4975 of the Code that would have, individually or in the aggregate, a Material Adverse on MC.

                    (f) The actuarial present value of accrued benefit obligations, whether or not vested, under each "employee pension plan" maintained by MC or any MC Subsidiary did not exceed as of the most recent actuarial valuation date the then current fair market value of the assets of such plan and no material adverse change has occurred with respect to the funded status of any such plan since such date.

2.14.               CERTAIN CONTRACTS

                    (a) Except as Previously Disclosed, neither MC nor any MC Subsidiary is a party to, or is bound by, (i) any material contract as defined in Item 601(b)(10) of Regulation S-K of the SEC or, to the knowledge of the executive officers of MC involved in the negotiation of, or conduct of PNC's due diligence with respect to, this Agreement, any other material contract or similar arrangement whether or not made in the ordinary course of business (other than loans or loan commitments and funding transactions in the ordinary course of business of the MC Subsidiaries) or any agreement restricting the nature or geographic scope of its business activities in any material respect,
(ii) any agreement, indenture or other instrument relating to the borrowing of money by MC or any MC Subsidiary or the guarantee by MC or any MC Subsidiary of any such obligation, other than instruments relating to transactions entered into in the customary course, (iii) any agreement, arrangement or commitment relating to the employment of a consultant who was formerly a director or executive officer or the employment, election, retention in office or severance of any present or former director or officer, or (iv) any contract, agreement or understanding with a labor union, in each case whether written or oral.

                    (b) Except as Previously Disclosed, neither MC nor any MC Subsidiary is in default under any material agreement, commitment, arrangement, lease, insurance policy or other instrument whether entered into in the ordinary course of business or otherwise and whether written or oral, and there has not occurred any event that, with the lapse of time or giving of notice or both, would constitute such a default, except for such defaults which would not, individually or in the aggregate, have a Material Adverse Effect on MC.

2.15.               LEGAL PROCEEDINGS

                    Except as Previously Disclosed, there are no actions, suits or proceedings instituted, pending or, to the knowledge of MC, threatened (or unasserted but considered probable of assertion and which if asserted would have at least a reasonable probability of an unfavorable outcome) against MC or any MC Subsidiary or against any asset, interest or right of MC or any MC Subsidiary as to which there is a reasonable probability of an unfavorable outcome and which, if such an unfavorable outcome was rendered, would, individually or in the aggregate, have a Material Adverse Effect on MC. To the knowledge of MC, there are no actual or threatened actions, suits or proceedings which present a claim to restrain or prohibit the transactions contemplated herein or to impose any material liability in connection therewith as to which there is a reasonable probability of an unfavorable outcome and which, if such an unfavorable outcome was rendered, would, individually or in the aggregate, have a Material Adverse Effect on MC. Except as Previously Disclosed, there are no actions, suits or proceedings instituted, pending or, to the knowledge of MC, threatened (or unasserted but considered probable of assertion and which if asserted would be reasonably expected to have an unfavorable outcome) against any present or former director or officer of MC, that might give rise to a claim for indemnification and that (i) has a reasonable probability of an unfavorable outcome and (ii) in the event of an unfavorable outcome, would, individually or in the aggregate, have a Material Adverse Effect on MC.

2.16.               COMPLIANCE WITH LAWS

                    Except as Previously Disclosed, MC and each MC Subsidiary is in compliance in all material respects with all statutes and regulations applicable to the conduct of its business, and neither MC nor any MC Subsidiary has received notification from any agency or department of federal, state or local government (i) asserting a material violation of any such statute or regulation, (ii) threatening to revoke any license, franchise, permit or government authorization or (iii) restricting or in any way limiting its operations, except for such noncompliance, violations, revocations and restrictions which would not, individually or in the aggregate, have a Material Adverse Effect on MC. Neither MC nor any MC Subsidiary is subject to any regulatory or supervisory cease and desist order, agreement, directive, memorandum of understanding or commitment which could be reasonably anticipated to have a Material Adverse Effect on MC, and none of them has received any communication requesting that they enter into any of the foregoing.

2.17.               LABOR MATTERS

                    With respect to their employees, neither MC nor any MC Subsidiary is a party to any labor agreement with any labor organization, group or association and has not engaged in any unfair labor practice. Since January 1, 1994 and prior to the date hereof, MC and the MC Subsidiaries have not experienced any attempt by organized labor or its representatives to make MC or any MC Subsidiary conform to demands of organized labor relating to their employees or to enter into a binding agreement with organized labor that would cover the employees of MC or any MC Subsidiary. There is no unfair labor practice charge or other complaint by any employee or former employee of MC or any MC Subsidiary against any of them pending before any governmental agency arising out of MC's or such MC Subsidiary's activities, which charge or complaint (i) has a reasonable probability of an unfavorable outcome and (ii) in the event of an unfavorable outcome would, individually or in the aggregate, have a Material Adverse Effect on MC; there is no labor strike or labor disturbance pending or threatened against any of them; and neither MC nor any MC Subsidiary has experienced a work stoppage or other labor difficulty since January 1, 1994.

2.18.               BROKERS AND FINDERS

                    Neither MC nor any MC Subsidiary, nor any of their respective officers, directors or employees, has employed any broker, finder or financial advisor or incurred any liability for any fees or commissions in connection with the transactions contemplated herein or the Plan of Merger, except for MC's retention of Merrill Lynch & Co. to perform certain financial advisory services.

2.19.               INSURANCE

                    MC and the MC Subsidiaries each currently maintains insurance in amounts reasonably necessary for their operations. Neither MC nor any MC Subsidiary has received any notice of a premium increase or cancellation with respect to any of its insurance policies or bonds, and within the last three years, neither MC nor any MC Subsidiary has been refused any insurance coverage sought or applied for, and MC has no reason to believe that existing insurance coverage cannot be renewed as and when the same shall expire, upon terms and conditions as favorable as those presently in effect, other than possible increases in premiums or unavailability in coverage that have not resulted from any extraordinary loss experience of MC or any MC Subsidiary.
The deposits of MB are insured by the FDIC in accordance with the FDIA, and MB has paid all assessments and filed all reports required by the FDIA.

2.20.               ENVIRONMENTAL LIABILITY

                    Neither MC nor any MC Subsidiary has received any written notice of any legal, administrative, arbitral or other proceeding, claim or action and, to the knowledge of MC and the MC Subsidiaries, there is no governmental investigation of any nature ongoing, in each case that could reasonably be expected to result in the imposition, on MC or any MC Subsidiary of any liability arising under any local, state or federal environmental statute, regulation or ordinance including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, which liability would have a Material Adverse Effect on MC; except as Previously Disclosed, there are no facts or circumstances which could reasonably be expected to form the basis for any such proceeding, claim, action or governmental investigation that would impose any such liability; and neither MC nor any MC Subsidiary is subject to any agreement, order, judgment, decree or memorandum by or with any court, governmental authority, regulatory agency or third party imposing any such liability.

2.21.               ADMINISTRATION OF TRUST ACCOUNTS

                    Each MC Subsidiary has properly administered all accounts for which it acts as a fiduciary or agent, including but not limited to accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state and federal law and regulation and common law, except where the failure to do so would not, individually or in the aggregate, have a Material Adverse Effect on MC.
Neither MC, any MC Subsidiary, nor any director, officer or employee of MC or any MC Subsidiary acting on behalf of MC or an MC Subsidiary, has committed any breach of trust with respect to any such fiduciary or agency account, and the accountings for each such fiduciary or agency account are true and correct in all material respects and accurately reflect the assets of such fiduciary or agency account, except for such breaches and failures to be true, correct and accurate which would not, individually or in the aggregate, have a Material Adverse Effect on MC.

2.22.               INTELLECTUAL PROPERTY

                    Except as Previously Disclosed, MC or an MC Subsidiary owns the entire right, title and interest in and to, or has valid licenses with respect to, all of the Intellectual Property necessary in all material respects to conduct the business and operations of MC and the MC Subsidiaries as presently conducted, except where the failure to do so would not, individually or in the aggregate, have a Material Adverse Effect on MC. None of such Intellectual Property is subject to any outstanding order, decree, judgment, stipulation, settlement, lien, charge, encumbrance or attachment, which order, decree, judgment, stipulation, settlement, lien, charge, encumbrance or attachment would have a Material Adverse Effect on MC.

2.23.               CERTAIN INFORMATION

                    When the Registration Statement or any post-effective amendment thereto shall become effective, and at all times subsequent to such effectiveness up to and including the time of the MC shareholders' meeting to vote upon the Merger, such Registration Statement and all amendments or supplements thereto, with respect to all information set forth therein furnished by MC relating to MC and the MC Subsidiaries, (i) shall comply in all material respects with the applicable provisions of the Securities Laws, and
(ii) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading.

2.24.               POOLING OF INTERESTS

                    As of the date of this Agreement, MC knows of no reason relating to it or any of its Subsidiaries which would reasonably cause it to believe that the Merger will not qualify as a pooling of interests for financial accounting purposes.

                                   ARTICLE 3
                       REPRESENTATIONS AND WARRANTIES OF
                                PNC AND BANCORP

                    PNC and Bancorp hereby jointly and severally represent and warrant to MC as follows:

3.1.                CAPITAL STRUCTURE OF PNC

                    The authorized capital stock of PNC consists at June 30, 1995 of (i) 17,562,360 shares of preferred stock, par value $1 per share (the "PNC Preferred Stock"), of which at such date the following series and respective number of shares were issued and outstanding: 18,362 shares of $1.80 Cumulative Convertible Preferred Stock, Series A; 6,336 shares of $1.80 Cumulative Convertible Preferred Stock, Series B; 365,114 shares of $1.60 Cumulative Convertible Preferred Stock, Series C; and 491,990 shares of $1.80 Cumulative Convertible Preferred Stock, Series D and (ii) 450,000,000 shares of common stock, par value $5 per share ("PNC Common Stock"), of which 227,915,764 shares were issued and outstanding and 8,570,832 shares were held in treasury. All outstanding shares of PNC capital stock have been duly issued and are validly outstanding, fully paid and nonassessable. None of the shares of PNC's capital stock has been issued in violation of the preemptive rights of any person. The shares of PNC Common Stock to be issued in connection with the Merger have been duly authorized and, when issued in accordance with the terms of this Reorganization Agreement and the Plan of Merger, will be validly issued, fully paid, nonassessable and free and clear of any preemptive rights. As of the date hereof, no shares of PNC Preferred Stock or PNC Common Stock were reserved for issuance, except that (i) 178,965 shares of PNC Common Stock were reserved for issuance pursuant to PNC's dividend reinvestment and stock purchase plans, (ii) 21,602,949 shares of PNC Common Stock were reserved for issuance pursuant to PNC employee benefit and stock incentive plans, (iii) 1,704,031 shares of PNC Common Stock were reserved for issuance upon conversion of the shares of PNC Preferred Stock and convertible debentures, and (iv) 45,500,000 shares of PNC Common Stock were reserved for issuance pursuant to the PNC Option Agreement.

3.2.                ORGANIZATION, STANDING AND AUTHORITY OF PNC

                    PNC is a duly organized corporation, validly existing and in good standing under the laws of Pennsylvania, with full corporate power and authority to carry on its business as now conducted and is duly licensed or qualified to do business in the states of the United States and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such qualification, except where the failure to be so licensed or qualified would not have a Material Adverse Effect on PNC. Each of PNC and Bancorp is registered as a bank holding company under the Bank Holding Company Act.

3.3.                OWNERSHIP OF PNC SUBSIDIARIES; CAPITAL
                    STRUCTURE OF PNC SUBSIDIARIES

                    PNC does not own, directly or indirectly, 25% or more of the outstanding capital stock or other voting securities of any corporation, bank or other organization except as Previously Disclosed (collectively the "PNC Subsidiaries" and individually a "PNC Subsidiary"). The outstanding shares of capital stock of the PNC Subsidiaries are validly issued and outstanding, fully paid and (except as provided in 12 U.S.C. Section 55) nonassessable and all such shares are directly or indirectly owned by PNC free and clear of all liens, claims and encumbrances. No PNC Subsidiary has or is bound by any Rights which are authorized, issued or outstanding with respect to the capital stock of any PNC Subsidiary and, except as Previously Disclosed, there are no agreements, understandings or commitments relating to the right of PNC to vote or to dispose of said shares. None of the shares of capital stock of any PNC Subsidiary has been issued in violation of the preemptive rights of any person.

3.4.                ORGANIZATION, STANDING AND AUTHORITY OF
                    PNC SUBSIDIARIES

                    Each PNC Subsidiary is a duly organized corporation or banking association, validly existing and in good standing under applicable laws. Each PNC Subsidiary (i) has full power and authority to carry on its business as now conducted, and (ii) is duly licensed or qualified to do business in the states of the United States and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such licensing or qualification and where failure to be licensed or qualified would have a Material Adverse Effect on PNC. Each PNC Subsidiary has all federal, state, local and foreign governmental authorizations necessary for it to own or lease its properties and assets and to carry on its business as it is now being conducted, except where the failure to be so authorized would not have a Material Adverse Effect on PNC.

3.5.                AUTHORIZED AND EFFECTIVE AGREEMENT

                    (a) Each of PNC and Bancorp has all requisite corporate power and authority to enter into and perform all of its obligations under this Reorganization

Agreement, the Plan of Merger and the PNC Option Agreement. The execution and delivery of this Reorganization Agreement, the Plan of Merger and the PNC Option Agreement and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action in respect thereof on the part of PNC and Bancorp, except that the affirmative vote of the holders of a majority of the votes cast by the holders of PNC capital stock eligible to vote thereon is required to authorize the issuance of PNC Common Stock pursuant to this Reorganization Agreement and the Plan of Merger in accordance with New York Stock Exchange ("NYSE") policy. The Board of Directors of PNC has directed that this Agreement and the Plan of Merger be submitted to PNC's stockholders for approval at a special meeting to be held as soon as practicable.

                    (b) Assuming the accuracy of the representation contained in Section 2.5(b) hereof, this Reorganization Agreement and the Plan of Merger constitute legal, valid and binding obligations of PNC and Bancorp, in each case enforceable against it in accordance with their respective terms subject, as to enforceability, to bankruptcy, insolvency and other laws of general applicability relating to or affecting creditors' rights and to general equity principles.

                    (c) Except as Previously Disclosed, neither the execution and delivery of this Reorganization Agreement, the Plan of Merger or the PNC Option Agreement, nor consummation of the transactions contemplated hereby or thereby, nor compliance by PNC or Bancorp with any of the provisions hereof or thereof shall (i) conflict with or result in a breach of any provision of the articles or certificate of incorporation or association, charter or by-laws of PNC or any PNC Subsidiary, (ii) assuming the consents and approvals contemplated by Section 4.3(a) hereof and which are Previously Disclosed are duly obtained, constitute or result in a breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any lien, charge or encumbrance upon any property or asset of PNC or any PNC Subsidiary pursuant to, any note, bond, mortgage, indenture, license, agreement or other instrument or obligation, or (iii) assuming the consents and approvals contemplated by Section 4.3(a) hereof and which are Previously Disclosed are duly obtained, violate any order, writ, injunction, decree, statute, rule or regulation applicable to PNC or any PNC Subsidiary, except (in the case of clauses (ii) and (iii) above) for such violations, rights, conflicts, breaches, creations or defaults which, either individually or in the aggregate, will not have a Material Adverse Effect on PNC.

                    (d) Except for approvals specified in Section 4.3(a) hereof, except as Previously Disclosed and except as expressly referred to in this Reorganization Agreement, no consent, approval or authorization of, or declaration, notice, filing or registration with, any governmental or regulatory authority, or any other person, is required to be made or obtained by PNC or Bancorp on or prior to the Closing Date in connection with the execution, delivery and performance of this Agreement and the Plan of Merger or the consummation of the transactions contemplated hereby or thereby.

3.6.                SEC DOCUMENTS; REGULATORY FILINGS

                    PNC has filed all SEC Documents required by the Securities Laws and such SEC Documents complied, as of their respective dates, in all material respects with the Securities Laws. PNC and each of the PNC Subsidiaries has filed all reports required by statute or regulation to be filed with any federal or state bank regulatory agency, except where the failure to so file would not have a Material Adverse Effect on PNC, and such reports were prepared in accordance with the applicable statutes, regulations and instructions in existence as of the date of filing of such reports in all material respects.

3.7.                FINANCIAL STATEMENTS; BOOKS AND RECORDS;
                    MINUTE BOOKS

                    The PNC Financial Statements fairly present the consolidated financial position of PNC and its consolidated Subsidiaries as of the dates indicated and the consolidated results of operations, changes in shareholders' equity and cash flows of PNC and its consolidated Subsidiaries for the periods then ended in conformity with generally accepted accounting principles applicable to financial institutions applied on a consistent basis except as disclosed therein. The books and records of PNC and each PNC Subsidiary fairly reflect in all material respects the transactions to which it is a party or by which its properties are subject or bound. Such books and records have been properly kept and maintained and are in compliance in all material respects with all applicable legal and accounting requirements. The minute books of PNC and the PNC Subsidiaries contain records which are accurate in all material respects of all corporate actions of its shareholders and Board of Directors (including committees of its Board of Directors).

3.8.                MATERIAL ADVERSE CHANGE

                    PNC has not, on a consolidated basis, suffered any material adverse change in its financial condition, results of operations or business since December 31, 1994.

3.9.                ABSENCE OF UNDISCLOSED LIABILITIES

                    Neither PNC nor any PNC Subsidiary has any liability (contingent or otherwise), excluding contractually assumed contingencies, that is material to PNC on a consolidated basis, or that, when combined with all similar liabilities, would be material to PNC on a consolidated basis, except as Previously Disclosed, as disclosed in the PNC Financial Statements filed with the SEC prior to the date hereof and except for liabilities incurred in the ordinary course of business subsequent to March 31, 1995.

3.10.               PROPERTIES

                    PNC and the PNC Subsidiaries have good and marketable title free and clear of all liens, encumbrances, charges, defaults or equitable interests to all of the properties and assets, real and personal, which, individually or in the aggregate, are material to the business of PNC and its Subsidiaries taken as a whole, and which are reflected on the PNC Financial Statements as of December 31, 1994 or acquired after such date, except (i) liens for taxes not yet due and payable, (ii) pledges to secure deposits and other liens incurred in the ordinary course of banking business, (iii) such imperfections of title, easements and encumbrances, if any, as are not material in character, amount or extent and (iv) dispositions and encumbrances for adequate consideration in the ordinary course of business. All leases pursuant to which PNC or any PNC Subsidiary, as lessee, leases real and personal property which, individually or in the aggregate, are material to the business of PNC and its Subsidiaries taken as a whole are valid and enforceable in accordance with their respective terms.

3.11.               LOANS

                    Each loan reflected as an asset in the PNC Financial Statements (i) is evidenced by notes, agreements or other evidences of indebtedness which are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid liens and security interests which have been perfected, and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors' rights and to general equity principles, in each case other than loans as to which the failure to satisfy the foregoing standards would not have a Material Adverse Effect on PNC.


3.12.               TAX MATTERS

                    (a) PNC and each PNC Subsidiary have timely filed federal income tax returns for each year through December 31, 1993 and have timely filed, or caused to be filed, all other federal, state, local and foreign tax returns (including, without limitation, estimated tax returns, returns required under Sections 1441-1446 and 6031-6060 of the Code and the regulations thereunder and any comparable state, foreign and local laws, any other information returns, withholding tax returns, FICA and FUTA returns and back up withholding returns required under Section 3406 of the Code and any comparable state, foreign and local laws) required to be filed with respect to PNC or any PNC Subsidiary, except where the failure to file timely such federal income and other tax returns would not, in the aggregate, have a Material Adverse Effect on PNC. All taxes due in respect of the periods covered by such tax returns have been paid or adequate reserves have been established for the payment of such taxes, except where any such failure to pay or establish adequate reserves would not, in the aggregate, have a Material Adverse Effect on PNC and, as of the Closing Date, all taxes due in respect of any subsequent periods ending on or prior to the Closing Date will have been paid or adequate reserves will have been established for the payment thereof, except where any such failure to pay or establish adequate reserves would not, in the aggregate, have a Material Adverse Effect on PNC. Except as Previously Disclosed, no material (i) audit examination, (ii) deficiency, or (iii) refund litigation with respect to such returns is pending. Not later than 60 days after the date hereof, PNC shall deliver to MC a list of all (i) audit examinations, (ii) deficiencies, and (iii) refund litigations with respect to such returns. Neither PNC nor any PNC Subsidiary will have any material liability for any such taxes in excess of the amounts so paid or reserves or accruals so established.

                    (b) All federal, state and local (and, if applicable, foreign) tax returns filed by PNC and each PNC Subsidiary are complete and accurate in all material respects. Neither PNC nor any PNC Subsidiary is delinquent in the payment of any material tax, assessment or governmental charge, and, except as Previously Disclosed, none of them has requested any extension of time within which to file any tax returns in respect of any fiscal year or portion thereof which have not since been filed. Except as Previously Disclosed, no material deficiencies for any tax, assessment or governmental charge have been proposed, asserted or assessed (tentatively or otherwise) against PNC or any PNC Subsidiary which have not been settled and paid. Except as Previously Disclosed, there are currently no agreements in effect with respect to PNC or any PNC Subsidiary to extend the period of limitations for the assessment or collection of any tax.

                    (c) For purposes of this Section 3.12, references to PNC and any PNC Subsidiary shall include predecessors thereof.

3.13.               EMPLOYEE BENEFIT PLANS

                    (a) PNC has made available to MC true and complete copies of all qualified pension or profit-sharing plans, any deferred compensation, bonus or group insurance contract or any other incentive, welfare or employee benefit plan or agreement maintained for the benefit of employees or former employees of PNC or any PNC Subsidiary, and will make available to MC (i) the most recent actuarial and financial reports prepared with respect to any qualified plans, (ii) the most recent annual reports filed with any government agency and (iii) all rulings and determination letters and any open requests for rulings or letters that pertain to any qualified plan.

                    (b) Neither PNC nor any PNC Subsidiary (nor any pension plan maintained by any of them) has incurred or reasonably expects to incur any material liability to the Pension Benefit Guaranty Corporation or to the Internal Revenue Service with respect to any pension plan qualified under
Section 401 of the Code except liabilities to the Pension Benefit Guaranty Corporation pursuant to Section 4007 of ERISA, all of which have been fully paid. No reportable event under Section 4043(b) of ERISA has occurred with respect to any such pension plan, other than a reportable event that occurs by reason of the transactions contemplated by this Agreement or an event for which the 30 day notice requirement has been waived by the Pension Benefit Guaranty Corporation.

                    (c) Neither PNC nor any PNC Subsidiary participates in, or has incurred any liability under Section 4201 of ERISA for a complete or partial withdrawal from, a multiemployer plan as such term is defined in ERISA.

                    (d) Except as Previously Disclosed, a favorable determination letter has been issued by the Internal Revenue Service with respect to each "employee pension plan" (as defined in Section 3(2) of ERISA) of PNC or any PNC Subsidiary which is intended to be a qualified plan to the effect that such plan is qualified under Section 401 of the Code and tax exempt under Section 501 of the Code. No such letter has been revoked or threatened to be revoked and neither PNC nor any PNC Subsidiary knows of any reasonable ground on which such revocation may be based. Such plans have been operated in all material respects in accordance with their terms and applicable law.

                    (e) No prohibited transaction (which shall mean any transaction prohibited by Section 406 of ERISA and not exempt under Section 408 of ERISA) has occurred with respect to any "employee benefit plan" (as defined in Section 3(3) of ERISA) maintained by PNC or any PNC Subsidiary which would result in the imposition, directly or indirectly, of an excise tax under
Section 4975 of the Code that would have, individually or in the aggregate, a Material Adverse Effect on PNC.

                    (f) The actuarial present value of accrued benefit obligations, whether or not vested, under each "employee pension plan" maintained by PNC or any PNC Subsidiary did not exceed as of the most recent actuarial valuation date the then current fair market value of the assets of such plan and no material adverse change has occurred with respect to the funded status of any such plan since such date.

3.14.               CERTAIN CONTRACTS

                    (a) Except as Previously Disclosed, neither PNC nor any PNC Subsidiary is a party to, or is bound by, (i) any material contract required to be filed by PNC under Item 601(b)(10) of Regulation S-K of the SEC, any agreement restricting in any material respect the nature of its current business activities or the geographic scope of its business activities in New Jersey or in Philadelphia, Montgomery, Delaware, Chester or Bucks Counties in Pennsylvania, (ii) any agreement, indenture or other instrument relating to the borrowing of money by PNC or any PNC Subsidiary of an amount exceeding $100 million or the guarantee by PNC or any PNC Subsidiary of any such obligation, other than instruments relating to transactions entered into in the customary course, (iii) any agreement, arrangement or commitment relating to the employment of a consultant who was formerly a director or executive officer or the employment, election, retention in office or severance of any present or former director or executive officer of PNC, or (iv) any contract, agreement or understanding with a labor union, in each case whether written or oral.

                    (b) Neither PNC nor any PNC Subsidiary is in default under any material agreement, commitment, arrangement, lease, insurance policy or other instrument whether entered into in the ordinary course of business or otherwise and whether written or oral, and there has not occurred any event that, with the lapse of time or giving of notice or both, would constitute such a default, except for such defaults which would not, individually or in the aggregate, have a Material Adverse Effect on PNC.

3.15.               LEGAL PROCEEDINGS

                    Except as Previously Disclosed, there are no actions, suits or proceedings instituted, pending or, to the knowledge of PNC and Bancorp, threatened (or unasserted but considered probable of assertion and which if asserted would have at least a reasonable probability of an unfavorable outcome) against PNC, Bancorp or any PNC Subsidiary or against any asset, interest or right of PNC or any PNC Subsidiary as to which there is a reasonable probability of an unfavorable outcome and which, if such an unfavorable outcome was rendered, would, individually or in the aggregate, have a Material Adverse Effect on PNC. To the knowledge of PNC and Bancorp, there are no actual or threatened actions, suits or proceedings which present a claim to restrain or prohibit the transactions contemplated herein or to impose any material liability in connection therewith as to which there is a reasonable probability of an unfavorable outcome and which, if such an unfavorable outcome was rendered, would, individually or in the aggregate, have a Material Adverse Effect on PNC.

3.16.               COMPLIANCE WITH LAWS

                    Except as Previously Disclosed, each of PNC and the PNC Subsidiaries is in compliance in all material respects with all statutes and regulations applicable to the conduct of its business, and none of them has received notification from any agency or department of federal, state or local government (i) asserting a material violation of any such statute or regulation, (ii) threatening to revoke any license, franchise, permit or government authorization or (iii) restricting or in any way limiting its operations, except for such noncompliance, violations, revocations and restrictions which would not, individually or in the aggregate, have a Material Adverse Effect on PNC. None of PNC or any PNC Subsidiary is subject to any regulatory or supervisory cease and desist order, agreement, directive, memorandum of understanding or commitment which could be reasonably anticipated to have a Material Adverse Effect on PNC, and none of them has received any communication requesting that they enter into any of the foregoing.

3.17.               LABOR MATTERS

                    With respect to their employees, neither PNC nor any PNC Subsidiary is a party to any labor agreement with any labor organization, group or association and has not engaged in any unfair labor practice. Since January 1, 1994, and prior to the date hereof, PNC and the PNC Subsidiaries have not experienced any attempt by organized labor or its representatives to make PNC or any PNC Subsidiary conform to demands of organized labor relating to their employees or to enter into a binding agreement with organized labor that would cover the employees of PNC or any PNC Subsidiary. There is no unfair labor practice charge or other complaint by any employee or former employee of PNC or any PNC Subsidiary against any of them pending before any governmental agency arising out of PNC's or such PNC Subsidiary's activities, which charge or complaint (i) has a reasonable probability of an unfavorable outcome and (ii) in the event of an unfavorable outcome, would, individually or in the aggregate, have a Material Adverse Effect on PNC; there is no labor strike or labor disturbance pending or threatened against any of them; and neither PNC nor any PNC Subsidiary has experienced a work stoppage or other labor difficulty since January 1, 1994.

3.18.               BROKERS AND FINDERS

                    Neither PNC nor any PNC Subsidiary, nor any of their respective officers, directors or employees, has employed any broker, finder or financial advisor or incurred any liability for any fees or commissions in connection with the transactions contemplated herein or the Plan of Merger, except for PNC's retention of Smith Barney Inc. to perform certain financial advisory services.

3.19.               INSURANCE

                    PNC and the PNC Subsidiaries each currently maintains insurance in amounts reasonably necessary for their operations and, to the best knowledge of

PNC, similar in scope and coverage to that maintained by other entities similarly situated. Neither PNC nor any PNC Subsidiary has received any notice of a premium increase or cancellation with respect to any of its insurance policies or bonds, and within the last three years, neither PNC nor any PNC Subsidiary has been refused any insurance coverage sought or applied for, and PNC has no reason to believe that existing insurance coverage cannot be renewed as and when the same shall expire, upon terms and conditions as favorable as those presently in effect, other than possible increases in premiums or unavailability in coverage that have not resulted from any extraordinary loss experience of PNC or any PNC Subsidiary. The deposits of those PNC Subsidiaries that are insured depository institutions within the meaning of the FDIA are insured by the FDIC in accordance with the FDIA, and such institutions have paid all assessments and filed all reports required by the FDIA.

3.20.               ENVIRONMENTAL LIABILITY

                    Neither PNC nor any PNC Subsidiary has received any written notice of any legal, administrative, arbitral or other proceeding, claim or action and, to the knowledge of PNC and the PNC Subsidiaries, there is no governmental investigation of any nature ongoing, in each case that could reasonably be expected to result in the imposition, on PNC or any PNC Subsidiary of any liability arising under any local, state or federal environmental statute, regulation or ordinance including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, which liability would have a Material Adverse Effect on PNC; except as Previously Disclosed, there are no facts or circumstances which could reasonably be expected to form the basis for any such proceeding, claim, action or governmental investigation that would impose any such liability; and neither PNC nor any PNC Subsidiary is subject to any agreement, order, judgment, decree or memorandum by or with any court, governmental authority, regulatory agency or third party imposing any such liability.

3.21.               ADMINISTRATION OF TRUST ACCOUNTS

                    Each PNC Subsidiary has properly administered all accounts for which it acts as a fiduciary or agent, including but not limited to accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state and federal law and regulation and common law, except where the failure to do so would not, individually or in the aggregate, have a Material Adverse Effect on PNC. Neither PNC, any PNC Subsidiary, nor any director, officer or employee of PNC or any PNC Subsidiary acting on behalf of PNC or an PNC Subsidiary, has committed any breach of trust with respect to any such fiduciary or agency account, and the accountings for each such fiduciary or agency account are true and correct in all material respects and accurately reflect the assets of such fiduciary or agency account, except for such breaches and failures to be true, correct and accurate which would not, individually or in the aggregate, have a Material Adverse Effect on PNC.

3.22.               CERTAIN INFORMATION

                    When the Registration Statement or any post-effective amendment thereto shall become effective, and at all times subsequent to such effectiveness up to and including the time of the PNC shareholders' meeting to vote upon the Merger, such Registration Statement and all amendments or supplements thereto, with respect to all information set forth therein furnished by PNC relating to PNC and the PNC Subsidiaries, (i) shall comply in all material respects with the applicable provisions of the Securities Laws, and (ii) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading.

3.23.               POOLING OF INTERESTS

                    As of the date of this Agreement, PNC knows of no reason relating to it or any of its Subsidiaries which would reasonably cause it to believe that the Merger will not qualify as a pooling of interests for financial accounting purposes.

                                   ARTICLE 4
                                   COVENANTS

4.1.                SHAREHOLDERS' MEETING

                    PNC and MC shall submit this Reorganization Agreement and the Plan of Merger and, in the case of PNC, the issuance of PNC Common Stock thereunder, to their respective shareholders for approval at special meetings to be held as soon as practicable. Subject to the fiduciary duties of the respective boards of directors of MC and PNC as determined by each after consultation with such board's counsel, the boards of directors of PNC and MC shall recommend at the respective shareholders' meetings that the shareholders vote in favor of such approval.

4.2.                PROXY STATEMENT; REGISTRATION STATEMENT

                    As promptly as practicable after the date hereof, PNC and MC shall cooperate in the preparation of the Proxy Statement to be mailed to the shareholders of MC and PNC in connection with the Merger and the transactions contemplated thereby and to be filed by PNC as part of the Registration Statement. PNC will advise MC, promptly after it receives notice thereof, of the time when the Registration Statement or any post-effective amendment thereto has become effective or any supplement or amendment has been filed, of the issuance of any stop order, of the suspension of qualification of the PNC Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information. PNC shall take all actions necessary to register or qualify the shares of PNC Common Stock to be issued in the Merger pursuant to all applicable state "blue sky" or securities laws and shall maintain such registrations or qualifications in effect for all purposes hereof. PNC shall apply for approval to list the shares of PNC Common Stock to be issued in the Merger on the NYSE, subject to official notice of issuance, prior to the Effective Date.

4.3.                APPLICATIONS

                    (a) As promptly as practicable after the date hereof, Bancorp and, if required, PNC, shall submit any requisite applications for prior approval of the transactions contemplated herein and in the Plan of Merger (i) to the Federal Reserve Board pursuant to Sections 3 and 4 of the Bank Holding Company Act, (ii) to the Department of Banking pursuant to Section 116 of the Pennsylvania Banking Code, and (iii) to the Commissioner of Banking of New Jersey pursuant to N.J. Stat. Ann. Section 17:9A-370, et seq., and the regulations promulgated thereunder, and each of the parties hereto shall, and they shall cause their respective subsidiaries to, submit any applications, notices or other filings to any other state or federal government agency, department or body the approval of which is required for consummation of the Merger. MC and PNC each represents and warrants to the other that all information concerning it and its directors, officers, shareholders and subsidiaries included (or submitted for inclusion) in any such application and furnished by it shall be true, correct and complete in all material respects.

                    (b) To the extent that the rights of MB under any investment advisory contract with the Investment Companies may not be assigned without the consent or approval of another party thereto, MC shall cause MB to use its reasonable best efforts to obtain any such consent, which obligation may be satisfied by seeking to obtain the approval of directors and shareholders of the Investment Companies to new contracts, effective as of the Effective Date with MB or with an affiliate of PNC, as PNC may elect, on substantially the same terms as existing contracts at meetings of shareholders to be held as soon as practicable, except as PNC may otherwise request that MB seek the requisite approvals to merge one or more of the Investment Companies into a similar fund in the PNC Family of Funds. MC and PNC each represents and warrants that none of the information or data in the proxy materials required for the shareholder approvals referred to in this Section 4.3(b) and provided by it or any of its Subsidiaries will contain at the time of the related meeting of shareholders any untrue statement of a material fact or any omission of any material fact, the omission of which would be misleading in the circumstances in which made.

4.4.                BEST EFFORTS

                    (a) PNC, Bancorp, and MC shall each use its best efforts in good faith, and each of them shall cause its subsidiaries to use their best efforts in good faith, to (i) furnish such information as may be required in connection with the preparation of the documents referred to in Sections 4.2 and 4.3 above, and (ii) take or cause to be taken all action necessary or desirable on its part so as to permit consummation of the Merger at the earliest possible date, including, without limitation, (1) obtaining the consent or approval of each individual, partnership, corporation, association or other business or professional entity whose consent or approval is required for consummation of the transactions contemplated hereby, provided that neither MC nor any MC Subsidiary shall agree to make any payments or modifications to agreements in connection therewith without the prior written consent of PNC, which consent shall not be unreasonably withheld and (2) requesting the delivery of appropriate opinions, consents and letters from its counsel and independent auditors. No party hereto shall take or fail to take, or cause or permit its Subsidiaries to take or fail to take, or to the best of its ability permit to be taken or omitted to be taken by any third persons, any action that would substantially impair the prospects of completing the Merger pursuant to this Reorganization Agreement and the Plan of Merger, that would materially delay such completion, or that would adversely affect the qualification of the Merger for pooling of interests accounting treatment or as a reorganization within the meaning of Section 368(a) of the Code; provided that nothing herein contained shall preclude PNC or MC, as the case may be, from exercising its rights under the PNC Option Agreement or the MC Option Agreement, respectively. In the event that either party has taken any action, whether before, on or after the date hereof, that would adversely affect such qualification, each party shall take such action as the other party may reasonably request to cure such effect to the extent curable without a Material Adverse Effect on either of the parties.

                    (b) MC shall give prompt notice to PNC, and PNC shall give prompt notice to MC, of (i) the occurrence, or failure to occur, of any event which occurrence or failure would be likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date hereof to the Closing Date and (ii) any material failure of MC or PNC, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder, and each party shall use all reasonable efforts to remedy such failure.

                    (c) Each party shall provide and shall request its auditors to provide the other party with such historical financial information regarding it (and related audit reports and consents) as the other party may reasonably request for securities disclosure purposes.

4.5.                INVESTIGATION AND CONFIDENTIALITY

                    MC and PNC each will keep the other advised of all material developments relevant to its business and to consummation of the transactions contemplated herein and in the Plan of Merger. PNC and MC each may make or cause to be made such investigation of the financial and legal condition of the other as such party reasonably deems necessary or advisable in connection with the transactions contemplated herein and in the Plan of Merger, provided, however, that such investigation shall be reasonably related to such transactions and shall not interfere unnecessarily with normal operations. PNC and MC agree to furnish the other and the other's advisors with such financial data and other information with respect to its business and properties as such other party shall from time to time reasonably request. No investigation pursuant to this Section 4.5 shall affect or be deemed to modify any representation or warranty made by, or the conditions to the obligations to consummate the Merger of, any party hereto. Each party hereto shall hold all information furnished by the other party or any of such party's Subsidiaries or representatives pursuant to Section 4.5 in confidence to the extent required by, and in accordance with, the provisions of the confidentiality agreement, dated June 27, 1995 between MC and PNC (the "Confidentiality Agreement").

4.6.                PRESS RELEASES

                    MC and PNC shall agree with each other as to the form and substance of any press release related to this Reorganization Agreement and the Plan of Merger or the transactions contemplated hereby or thereby, and shall consult each other as to the form and substance of other public disclosures related thereto, provided, however, that nothing contained herein shall prohibit any party, following notification to the other parties, from making any disclosure which is required by applicable law or the rules of the NYSE.

4.7.                COVENANTS OF MC AND PNC

                    (a) Prior to the Closing Date, and except as otherwise provided for by this Reorganization Agreement, the Merger Agreement, the Option Agreements, or consented to or approved by the other parties hereto, each of PNC and MC shall, and shall cause each of its respective subsidiaries to, use its best efforts to preserve its properties, business and relationships with customers, employees and other persons.

                    (b) Neither PNC nor MC shall, and neither PNC nor MC shall permit any of their respective subsidiaries to, except with the prior written consent of the other and except as Previously Disclosed or expressly contemplated or permitted by this Agreement, the Merger Agreement, or the Option Agreements:

                             (1)     carry on its business other than in the
usual, regular and ordinary course in substantially the same manner as heretofore conducted;

                             (2)  in the case of MC only, declare, set aside,
make or pay any dividend or other distribution in respect of its capital stock other than its regular quarterly cash dividends on MC Common Stock in amounts not in excess of $.32 per share, or, in the case of PNC only, declare, set aside, make or pay any dividend or other distribution in respect of its capital stock other than (x) its regular quarterly cash dividend on PNC Common Stock in amounts not in excess of $.35 per share, except as may be increased by PNC's Board of Directors at a regularly scheduled meeting, such increase not to exceed 20%, or (y) any dividends payable on any PNC Preferred Stock in accordance with the provisions of the applicable certificate of incorporation or certificate of designation relating to such preferred stock;

                             (3)  issue any shares of its capital stock or
permit any treasury shares to become outstanding other than pursuant to the Option Agreements, the MC Rights Agreement or Rights outstanding at the date hereof; provided, however, that MC may issue shares of MC Common Stock or permit treasury shares to become outstanding in accordance with the terms of its Dividend Reinvestment and Stock Purchase Plan and its Savings and Investment Plan;

                             (4)  incur any additional debt obligation or other
obligation for borrowed money other than in the ordinary course of business consistent with past practice;

                             (5)  issue, grant or authorize any Rights or
effect any recapitalization, reclassification, stock dividend, stock split or like change in capitalization, or redeem, repurchase or otherwise acquire any shares of its capital stock;

                             (6)  amend its articles or certificate of
incorporation or association or by-laws; impose, or suffer the imposition, on any share of stock held by such party in any Subsidiary of such party of any lien, charge or encumbrance, or permit any such lien, charge or encumbrance to exist;

                             (7)  merge with any other corporation, savings
association or bank or permit any other corporation, savings association or bank to merge into it or consolidate with any other corporation, savings association or bank; acquire control over any other firm, bank, corporation, savings association or organization or create any subsidiary;

                             (8)  except in the ordinary course of business,
waive or release any material right or cancel or compromise any material debt or claim;

                             (9)  liquidate or sell or dispose of any material
assets or acquire any material assets; except as Previously Disclosed, make any capital expenditure in excess of $250,000 in any instance or $500,000 in the aggregate; or, except as Previously Disclosed, establish new branches or other similar facilities or enter into or modify any leases or other contracts relating thereto that involve annual payments by such party or any Subsidiary of such party that exceed $100,000 in any instance or $500,000 in the aggregate, except with respect to renewals of leases in the ordinary course of business;

                             (10)  increase the rate of compensation of, pay or
agree to pay any bonus to, or provide any other employee benefit or incentive to, any of its directors, officers or employees except (i) in a manner consistent with past practice, (ii) for bonuses in respect of 1995 pursuant to the MC Annual Incentive and Bonus Plan (including without limitation the provisions thereof providing MC with discretion in determining the amounts payable thereunder), PROVIDED, HOWEVER, that in no event shall the aggregate amount paid pursuant to such plan in respect of 1995 exceed 140% of the aggregate amount paid pursuant to such plan in respect of 1994, consistent with the terms of such plan, and (iii) MC and its Subsidiaries may in their discretion increase the salaries of any or all of their respective employees who were employees on or prior to December 31, 1994, in the ordinary course of business but only to the extent that the aggregate amount paid by MC and its Subsidiaries as salaries during the 1995 calendar year to such employees is equal to or less than 104% of the aggregate amount paid by MC and its Subsidiaries to such employees during the 1994 calendar year; enter into or modify any employment or severance contracts with any of its present or former directors, officers or employees; or enter into or substantially modify (except as may be required by applicable law) any pension, retirement, stock option, stock purchase, stock appreciation right, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any of its directors, officers or other employees;

                             (11) change its lending, investment,
asset/liability management or other material banking policies in any material respect except as may be required by changes in applicable law;

                             (12) change its methods of accounting in effect at
December 31, 1994, except as required by changes in generally accepted accounting principles concurred in by its independent certified public accountants, or change any of its methods of reporting income and deductions for federal income tax purposes from those employed in the preparation of its federal income tax returns for the year ended December 31, 1994, except as required by law;

                             (13)  authorize or permit any of its officers,
directors, employees or agents to directly or indirectly solicit, initiate or encourage any inquiries relating to, or the making of any proposal which constitutes, a "takeover proposal" (as defined below), or, except to the extent legally required for the discharge of the fiduciary duties of its Board of Directors, recommend or endorse any takeover proposal, or participate in any discussions or negotiations, or provide third parties with any nonpublic information, relating to any such inquiry or proposal or otherwise facilitate any effort or attempt to make or implement a takeover proposal; provided, however, that each party may communicate information about any such takeover proposal to its stockholders if, in the judgment of such party's Board of Directors, based upon the advice of outside counsel, such communication is required under applicable law. Each party will take all actions necessary or advisable to inform the appropriate individuals or entities referred to in the first sentence hereof of the obligations undertaken herein. Each party will notify the other immediately if any such inquiries or takeover proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with, such party, and such party will promptly inform the other party in writing of all of the relevant details with respect to the foregoing. As used in this Agreement, "takeover proposal" shall mean any tender or exchange offer, proposal for a merger, consolidation or other business combination involving PNC or MC or any of their respective Subsidiaries or any proposal or offer to acquire in any manner a substantial equity interest in, or a substantial portion of the assets of, PNC or MC or any of their respective Subsidiaries other than the transactions contemplated or permitted by this Agreement, the Plan of Merger and the Option Agreements; or

                             (14)  agree to do any of the foregoing.

                    (c) Unless such action would prevent the Merger from being accounted for as a pooling of interests, and if PNC shall request such action, then, on or before the Closing Date, MC shall call for redemption and cause to be redeemed (or converted by the holders thereof into MC Common Stock) and cancelled by MC the total outstanding principal amount of MC's 8 1/4% Convertible Subordinated Debentures Due 2010 (the "Debentures"), all in accordance with the terms and conditions of the Indenture (the "Indenture") dated June 15, 1985 and supplemented January 30, 1987 between MC and Morgan Guaranty Trust Company of New York as Trustee. In the event such redemption and cancellation shall not occur prior to the Closing Date, PNC and Bancorp shall, by Supplemental Indenture, jointly and severally assume all of the obligations of MC under the outstanding Debentures.

4.8.                CLOSING; ARTICLES OF MERGER

                    The transactions contemplated by this Reorganization Agreement and the Plan of Merger shall be consummated at a closing to be held at the executive offices of PNC, One PNC Plaza, Pittsburgh, Pennsylvania, on the first business day following satisfaction of the conditions to consummation of the Merger set forth in Article 5 hereof (other than such conditions relating to the receipt of officers' certificates and legal opinions) or such later date during such month in which such business day shall occur (or, if such business day shall occur within 10 days prior to the end of such month, during the next following month) thereafter as may be specified by PNC. In connection with such Closing, Bancorp and MC shall execute a certificate of merger and shall cause such certificate to be delivered to the New Jersey Secretary of State in accordance with Section 14A:10-4.1 of the New Jersey Business Corporation Act and Bancorp shall execute a certificate of merger and shall cause such certificate to be delivered to the Delaware Secretary of State in accordance with Section 252(c) of the Delaware General Corporation Law. The Merger shall be effective at the time and on the date specified in such certificates of merger.

4.9.                AFFILIATES

                    (a) MC and PNC shall cooperate and use their best efforts to identify those persons who may be deemed to be "affiliates" of MC or PNC within the meaning of Rule 145 promulgated by the Commission under the Securities Act and for purposes of qualifying the "Merger" for "pooling interests" accounting treatment. MC and PNC shall use its respective best efforts to cause each person so identified to deliver to PNC or MC, as the case may be, no later than 30 days prior to the Effective Date, a written agreement (which agreement shall be substantially in the form of Exhibit 4.9(a) (in the case of MC affiliates) and 4.9(b) (in the case of PNC affiliates) hereof). Shares of PNC Common Stock issued to such MC and PNC affiliates in exchange for MC Common Stock or previously owned by them shall not be transferable until such time as financial results covering at least 30 days of combined operations of PNC and MC have been published within the meaning of Section 201.01 of the Commission's Codification of Financial Reporting Policies, regardless of whether each such affiliate has provided the written agreement referred to in this section.

                    (b) PNC shall use its best efforts to publish no later than ninety (90) days after the end of the first month after the Effective Date in which there are at least thirty (30) days of post-Merger combined operations (which month may be the month in which the Effective Date occurs), combined sales and net income figures as contemplated by and in accordance with the terms of SEC Accounting Series Release No. 135.

4.10.               MC EMPLOYEES; DIRECTORS AND MANAGEMENT; INDEMNIFICATION

                    (a) On and after the Effective Date (or as soon thereafter as may be practicable), all persons who are employed by MC and/or MC Subsidiaries on such date shall be employed upon terms and conditions (including benefits) which in the aggregate are no less favorable with respect to their employment by PNC and its subsidiaries after the Effective Date than those generally afforded to other employees of PNC subsidiaries holding similar positions, subject to the terms and conditions under which those employee benefits are made available to such employees and provided that for purposes of determining eligibility for and vesting of such employee benefits only (and not for pension benefit accrual purposes) and, if applicable, for purposes of satisfying any waiting periods concerning "preexisting conditions" and the satisfaction of any "copayment" or deductible requirements), service with MC or a MC Subsidiary or any predecessor thereto prior to the Effective Date shall be treated as service with an "employer" to the same extent as if such persons had been employees of PNC, and provided further that this Section 4.10(a) shall not be construed (i) to limit the ability of PNC and its affiliates to terminate the employment of any employee or to review employee benefits programs from time to time and to make such changes as they deem appropriate or (ii) to require PNC or its affiliates to provide employees or former employees of MC or any of its Subsidiaries with post-retirement medical benefits more favorable than those provided to new hires at PNC (except that such persons who are employed by MC and/or MC Subsidiaries on the Effective Date ("MC Employees") shall receive credit for service with MC and/or MC Subsidiaries and their predecessors for purposes of eligibility for such post-retirement medical benefits to the extent that MC provided such credit with respect to comparable plans). PNC agrees to honor in accordance with their terms all employment, severance and employee benefit plans, contracts, agreements, arrangements, and understandings Previously Disclosed, provided, however, that the foregoing shall not prevent PNC from amending or terminating any such plan, contract, agreement, arrangement or understanding in accordance with its terms. The continued coverage of the MC Employees under the employee benefit plans maintained by MC and/or the MC Subsidiaries immediately prior to the Effective Date (the "MC Plans") during a transition period shall be deemed to provide the MC Employees with benefits that are no less favorable than those offered to other employees of PNC and its Subsidiaries, provided that after the Effective Date there is no material reduction (determined on an overall basis) in the benefits provided under the MC Plans. Notwithstanding anything in this Section 4.10 to the contrary, following the Effective Time, PNC shall or shall cause Bancorp to provide a severance plan to MC Employees. Such severance plan shall (i) for a period of one year following the Effective Time, be either the MC severance plan as Previously Disclosed or the PNC severance plan as in effect on the date hereof, as MC may elect on or prior to July 19, 1995 and (ii) thereafter, under the PNC severance plan (as in effect from time to time).

                    (b) On or prior to the Effective Date, PNC shall offer to enter into an employment agreement with Mr. Garry J. Scheuring on the terms Previously Disclosed.

                    (c) PNC's Board of Directors shall take all requisite action to elect as directors of PNC effective as of the Effective Date Garry J. Scheuring and three other persons serving as directors of MC immediately prior to the Effective Date, which three persons shall be selected by MC subject to approval by PNC.

                    (d) In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including, without limitation, any such claim, action, suit, proceeding or investigation in which any person who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Date, a director or officer of MC (the "Indemnified Parties") is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was a director, officer or employee of MC, any of the MC Subsidiaries or any of their respective predecessors or (ii) this Agreement, the Merger Agreement, the Option Agreements or any of the transactions contemplated hereby or thereby, whether in any case asserted or arising before or after the Effective Date, the parties hereto agree to cooperate and use their best efforts to defend against and respond thereto. It is understood and agreed that after the Effective Date, PNC shall (or shall cause Bancorp to) indemnify and hold harmless, as and to the fullest extent permitted by law, each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorney's fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by law upon receipt of any undertaking required by applicable law), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding or investigation, and in the event of any such threatened or actual claim, action, suit, proceeding or investigation (whether asserted or arising before or after the Effective
Date), the Indemnified Parties may retain counsel reasonably satisfactory to them after consultation with PNC; provided, however, that (1) PNC shall have the right to assume the defense thereof and upon such assumption PNC shall not be liable to any Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by any Indemnified Party in connection with the defense thereof, except that if PNC elects not to assume such defense or counsel for the Indemnified Parties reasonably advises the Indemnified Parties that there are issues which raise conflicts of interest between PNC and the Indemnified Parties, the Indemnified Parties may retain counsel reasonably satisfactory to them after consultation with PNC, and PNC shall pay the reasonable fees and expenses of such counsel for the Indemnified Parties, (2) PNC shall be obligated pursuant to this paragraph to pay for only one firm of counsel for all Indemnified Parties, (3) PNC shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld) and (4) PNC shall have no obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and nonappealable, that indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law. Any Indemnified Party wishing to claim Indemnification under this Section 4.10(d), upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify PNC thereof, provided that the failure of any Indemnified Party to so notify PNC shall not relieve it of its obligations hereunder except (and only) to the extent that such failure materially prejudices PNC. PNC's obligations under this Section 4.10(d) continue in full force and effect for a period of six (6) years from the Effective Time; provided, however, that all rights to indemnification in respect of any claim (a "Claim") asserted or made within such period shall continue until the final disposition of such Claim.

                    (e) PNC agrees that all rights to indemnification and all limitations on liability existing in favor of the directors, officers and employees of MC and its Subsidiaries (the "Covered Parties") as provided in their respective Certificates of Incorporation, By-Laws or similar governing documents as in effect as of the date of this Agreement with respect to matters occurring prior to the Effective Time shall survive the Merger and shall continue in full force and effect, and shall be honored by such entities or their respective successors as if they were the indemnifying party thereunder, without any amendment thereto, for a period of six years from the Effective Time; PROVIDED, HOWEVER, that all rights to indemnification in respect of any Claim asserted or made within such period shall continue until the final disposition of such Claim; PROVIDED, further, however, that nothing contained in this Section 4.10(e) shall be deemed to preclude the liquidation, consolidation or merger of MC or any MC Subsidiary, in which case all of such rights to indemnification and limitations on liability shall be deemed to so survive and continue notwithstanding any such liquidation, consolidation or merger.

                    (f) PNC, from and after the Effective Date will use its best efforts directly or indirectly to cause the persons who served as directors or officers of MC on or before the Effective Date to be covered by MC's existing directors' and officers' liability insurance policy (provided that PNC may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are not less advantageous than such policy) but in no event shall any insured person be entitled under this
Section 4.10(e) to insurance coverage more favorable than that provided to him or her in such capacities at the date hereof with respect to acts or omissions resulting from their service as such on or prior to the Effective Date. Such insurance coverage, if reasonably available at a reasonable cost relative to the coverage obtained, shall commence on the Effective Date and will be provided for a period of no less than six (6) years after the Effective Date; provided, however, that in no event shall PNC be required to expend more than 125% of the current amount expended by MC (the "Insurance Amount") to maintain or procure insurance coverage pursuant hereto and further provided that the Insurance Amount shall be deemed reasonable for purposes of this Section 4.10(f). MC agrees to renew any such existing insurance or to purchase any "discovery period" insurance provided for thereunder at PNC's request.

                    (g)  In the event PNC or any of its successors or assigns
(i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of PNC assume the obligations set forth in this section.

                    (h) The provisions of Section 4.10(d), (e) and (f) are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and their respective heirs and representatives. The provisions of Section 4.10(b) are intended to be for the benefit of, and shall be enforceable by Mr. Scheuring and his heirs and representatives.


4.11.               MC SUBSIDIARIES

                    MC undertakes and agrees that, if so requested by PNC, it shall take all necessary action to facilitate the merger of MC Subsidiaries with subsidiaries of PNC effective on or after the Effective Date; provided however, that in no event shall the Closing be delayed in order to facilitate any such merger and PROVIDED FURTHER, HOWEVER, that MC shall not be required to take any action that could adversely affect the qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Code.


4.12.               DIVIDENDS

                    After the date of this Agreement, each of PNC and MC shall coordinate with the other the declaration of any dividends in respect of PNC Common Stock and MC Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties hereto that holders of PNC Common Stock or MC Common Stock shall not receive two dividends, or fail to receive one dividend, for any single calendar quarter with respect to their shares of PNC Common Stock and/or MC Common Stock and any shares of PNC Common Stock any such holder receives in exchange therefor in the Merger.

                                   ARTICLE 5
                              CONDITIONS PRECEDENT

5.1.                CONDITIONS PRECEDENT - PNC,
                    BANCORP AND MC




                    The respective obligations of the parties to effect the Merger shall be subject to satisfaction or waiver of the following conditions at or prior to the Closing Date:

                    (a) All corporate action necessary to authorize the execution, delivery and performance of this Reorganization Agreement and the Plan of Merger and consummation of the transactions contemplated hereby and thereby shall have been duly and validly taken;

                    (b) The parties hereto shall have received all regulatory approvals required or mutually deemed necessary in connection with the transactions contemplated by this Reorganization Agreement and the Plan of Merger, all notice periods and waiting periods required after the granting of any such approvals shall have passed and all conditions contained in any such approval required to have been satisfied prior to consummation of such transactions shall have been satisfied, provided, however, that no such approval shall have imposed any condition or requirement which, in the reasonable opinion of the Board of Directors of PNC or MC so materially and adversely affects the anticipated economic and business benefits to PNC or MC, respectively, of the transactions contemplated by this Agreement as to render consummation of such transactions inadvisable;

                    (c) The Registration Statement (including any post-effective amendment thereto) shall be effective under the Securities Act, and no proceeding shall be pending or to the knowledge of PNC threatened by the Commission to suspend the effectiveness of such Registration Statement, and PNC shall have received all state securities or "Blue Sky" permits or other authorizations, or confirmations as to the availability of an exemption from registration requirements as may be necessary;

                    (d) To the extent that any lease, license, loan, financing agreement or other contract or agreement to which MC or any MC Subsidiary is a party requires the consent of or waiver from the other party thereto as a result of the transactions contemplated by this Agreement, such consent or waiver shall have been obtained, unless the failure to obtain such consents or waivers, individually or in the aggregate, would not have a Material Adverse Effect on MC;

                    (e) None of the parties hereto shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits the consummation of the transactions contemplated by this Reorganization Agreement and the Plan of Merger; and

                    (f) The shares of PNC Common Stock that may be issued in the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

5.2.                CONDITIONS PRECEDENT - MC

                    The obligations of MC to effect the Merger shall be subject to satisfaction of the following additional conditions at or prior to the Closing Date unless waived by MC pursuant to Section 6.4 hereof:

                    (a) The representations and warranties of PNC and Bancorp set forth in Article 3 hereof shall be true and correct in all material respects as of the date of this Reorganization Agreement and as of the Closing Date as though made on and as of the Closing Date (or on the date when made in the case of any representation and warranty which specifically relates to an earlier date), except as otherwise contemplated by this Reorganization Agreement or consented to in writing by MC; PROVIDED, HOWEVER, that (i) in determining whether or not the condition contained in this paragraph (a) shall be satisfied, no effect shall be given to any exceptions in such representations and warranties relating to materiality or Material Adverse Effect and (ii) the condition contained in this paragraph (a) shall be deemed to be satisfied unless the failure of such representations and warranties to be so true and correct constitute, individually or in the aggregate, a Material Adverse Effect on PNC;

                    (b) PNC and Bancorp shall have in all material respects performed all obligations and complied with all covenants required by this Reorganization Agreement and the Plan of Merger;

                    (c) Each of PNC and Bancorp shall have delivered to MC a certificate, dated the Closing Date and signed by its respective Chairman, President, Executive Vice President or Senior Vice President to the effect that the conditions set forth in paragraphs (a) and (b) of this section have been satisfied;

                    (d) No event shall have occurred that shall preclude the Merger from being accounted for as a pooling of interests;

                    (e) MC shall have received from Ernst & Young letters dated not more than five days prior to (i) the effective date of the Registration Statement and (ii) the Closing Date, with respect to certain financial information regarding PNC, each in form and substance which is customary in transactions of the nature contemplated by this Agreement;

                    (f) MC shall have received opinions of Arnold & Porter and William F. Strome, Esquire, dated the Closing Date, as to the matters specified in Exhibit 5.2(f) hereto; and

                    (g) MC shall have received an opinion of Skadden, Arps, Slate, Meagher & Flom, in form and substance reasonably satisfactory to MC dated as of the Effective Date, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing on the Effective Date, the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and that accordingly:

                              (i) No gain or loss will be recognized by MC as a result of the Merger;

                             (ii) No gain or loss will be recognized by the stockholders of MC who exchange all of their MC Common Stock solely for PNC Common Stock in the Merger (except with respect to cash received in lieu of a fractional share interest in PNC Common Stock); and

                             (iii)  The tax basis of the PNC Common Stock
                    received by stockholders who exchange all of their MC Common Stock solely for PNC Common Stock in the Merger will be the same as the tax basis of the MC Common Stock surrendered in exchange therefor (reduced by any amount allocable to a fractional share interest for which cash is received).

                    5.3.     CONDITIONS PRECEDENT - PNC AND BANCORP

                    The respective obligations of PNC and Bancorp to effect the Merger shall be subject to satisfaction of the following additional conditions at or prior to the Closing Date unless waived by PNC pursuant to Section 6.4 hereof:

                    (a)  The representations and warranties of MC set forth in
Article 2 hereof shall be true and correct in all material respects as of the date of this Reorganization Agreement and as of the Closing Date as though made on and as of the Closing Date (or on the date when made in the case of any representation and warranty which specifically relates to an earlier date), except as otherwise contemplated by this Reorganization Agreement or consented to in writing by PNC; PROVIDED, HOWEVER, that (i) in determining whether or not the condition contained in this paragraph (a) shall be satisfied, no effect shall be given to any exceptions in such representations and warranties relating to materiality or Material Adverse Effect and (ii) the condition contained in this paragraph (a) shall be deemed to be satisfied unless the failure of such representations and warranties to be so true and correct constitute, individually or in the aggregate, a Material Adverse Effect on MC;

                    (b) MC shall have in all material respects performed all obligations and complied with all covenants required by this Reorganization Agreement and the Plan of Merger;

                    (c) MC shall have delivered to PNC and Bancorp a certificate, dated the Closing Date and signed by its Chairman, President and Chief Executive Officer or any Executive Vice President to the effect that the conditions set forth in this section have been satisfied;

                    (d) The Rights issued pursuant to the MC Rights Agreement shall not have become nonredeemable, exercisable, distributed or triggered pursuant to the terms of such agreement;

                    (e) No event shall have occurred that shall preclude the Merger from being accounted for as a pooling of interests;

                    (f) PNC shall have received from Coopers & Lybrand letters dated not more than five days prior to (i) the effective date of the Registration Statement and (ii) the Closing Date, with respect to certain financial information regarding MC, each in form and substance which is customary in transactions of the nature contemplated by this Agreement;

                    (g) PNC and Bancorp shall have received opinions of Skadden, Arps, Slate, Meagher & Flom, Joseph Kott, Esquire and local counsel reasonably satisfactory to PNC, dated the Closing Date, as to the matters specified in Exhibit 5.3(g) hereto; and

                    (h) PNC shall have received an opinion of Arnold & Porter, reasonably satisfactory in form and substance to PNC substantially to the effect that the Merger when consummated in accordance with the terms hereof and the Plan of Merger will constitute a reorganization within the meaning of
Section 368(a) of the Code, and that the exchange of MC Common Stock to the extent exchanged for PNC Common Stock will not give rise to recognition of gain or loss for federal income tax purposes to the shareholders of MC.

                                   ARTICLE 6
                       TERMINATION, WAIVER AND AMENDMENT

6.1.                TERMINATION

                    This Reorganization Agreement and the Plan of Merger may be terminated, either before or after approval by the shareholders of PNC and MC:

                    (a) At any time on or prior to the Effective Date, by the mutual consent in writing of the parties hereto;

                    (b) At any time on or prior to the Closing Date, by PNC in writing, if MC has, or by MC in writing, if PNC or Bancorp has, in any material respect, breached (i) any covenant or agreement contained herein or in the Plan of Merger or

(ii) any representation or warranty contained herein, and in either case if (x) such breach has not been cured by the earlier of 30 days after the date on which written notice of such breach is given to the party committing such breach or the Closing Date and (y) such breach would entitle the non-breaching party not to consummate the transactions contemplated hereby under Article V hereof.

                    (c) At any time, by any party hereto in writing, if the applications for prior approval referred to in Section 4.3 hereof have been denied, and the time period for appeals and requests for reconsideration has run, or if any governmental entity of competent jurisdiction shall have issued a final non-appealable order enjoining or otherwise prohibiting the Merger;

                    (d) At any time, by any party hereto in writing, if the shareholders of PNC or MC do not approve the transactions contemplated herein at the special meetings duly called for that purpose; or

                    (e) By any party hereto in writing, if the Closing Date has not occurred by the close of business on March 31, 1996, unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements set forth herein.

6.2.                EFFECT OF TERMINATION

                    In the event this Reorganization Agreement or the Plan of Merger is terminated pursuant to Section 6.1 hereof, this Agreement and the Plan of Merger shall become void and have no effect, except that (i) the provisions relating to confidentiality and expenses set forth in Sections 4.5 and 7.1 hereof, respectively, shall survive any such termination and (ii) a termination pursuant to Section 6.1(b)(i) shall not relieve the breaching party from liability for an uncured willful breach of such covenant or agreement giving rise to such termination.

6.3.                SURVIVAL OF REPRESENTATIONS, WARRANTIES
                    AND COVENANTS

                    All representations, warranties and covenants in this Reorganization Agreement and the Plan of Merger or in any instrument delivered pursuant hereto or thereto shall expire on, and be terminated and extinguished at, the Effective Date other than covenants that by their terms are to survive or be performed after the Effective Date, provided that no such representations, warranties or covenants shall be deemed to be terminated or extinguished so as to deprive PNC, Bancorp or MC (or any director, officer or controlling person thereof) of any defense in law or equity which otherwise would be available against the claims of any person, including, without limitation, any shareholder or former shareholder of either PNC or MC, the aforesaid representations, warranties and covenants being material inducements to the consummation by PNC, Bancorp and MC of the transactions contemplated herein.

6.4.                WAIVER

                    Except with respect to any required shareholder or regulatory approval, PNC and MC, respectively, by written instrument signed by an executive officer of such party, may at any time (whether before or after approval of this Reorganization Agreement and the Plan of Merger by the shareholders of PNC and MC) extend the time for the performance of any of the obligations or other acts of MC, on the one hand, or PNC or Bancorp, on the other hand, and may waive (i) any inaccuracies of such parties in the representations or warranties contained in this Agreement, the Plan of Merger or any document delivered pursuant hereto or thereto, (ii) compliance with any of the covenants, undertakings or agreements of such parties, or satisfaction of any of the conditions precedent to its obligations, contained herein or in the Plan of Merger or (iii) the performance by such parties of any of its obligations set out herein or therein; provided, however, that no such waiver executed after approval of this Reorganization Agreement and the Plan of Merger by the shareholders of PNC or MC shall change the number of shares of PNC Common Stock into which each share of MC Common Stock shall be converted pursuant to the Merger.

6.5.                AMENDMENT OR SUPPLEMENT

                    This Reorganization Agreement and the Plan of Merger may be amended or supplemented at any time by mutual agreement of the parties hereto or thereto. Any such amendment or supplement must be in writing and approved by their respective boards of directors and/or officers authorized thereby and shall be subject to the proviso in Section 6.4 hereof.

                                   ARTICLE 7
                                 MISCELLANEOUS

7.1.                EXPENSES

                    Each party hereto shall bear and pay all costs and expenses incurred by it in connection with the transactions contemplated in this Reorganization Agreement, including fees and expenses of its own financial consultants, accountants and counsel, except that PNC and MC each shall bear and pay 50% of all printing and mailing costs and filing fees associated with the Registration Statement and the Proxy Statement.

7.2.                ENTIRE AGREEMENT

                    This Reorganization Agreement, the Plan of Merger and the Option Agreements contain the entire agreement between the parties with respect to the transactions contemplated hereunder and thereunder and supersede all prior arrangements or understandings with respect thereto, written or oral, other than documents referred to herein or therein and the Confidentiality Agreement. The terms and conditions of this Reorganization Agreement and the Plan of Merger shall inure to the benefit of and be binding upon the parties hereto and thereto and their respective successors. Except as specifically set forth herein, or in the Plan of Merger, nothing in this Reorganization Agreement or the Plan of Merger, expressed or implied, is intended to confer upon any party, other than the parties hereto and thereto, and their respective successors, any rights, remedies, obligations or liabilities.

7.3.                NO ASSIGNMENT

                    No party hereto may assign any of its rights or obligations under this Reorganization Agreement to any other person.

7.4.                NOTICES

                    All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered personally or sent by facsimile transmission or overnight express or by registered or certified mail, postage prepaid, addressed as follows:

                    If to MC:

                    Midlantic Corporation
                    Metro Park Plaza
                    P.O. Box 600
                    Edison, New Jersey  08818
                    Attention:  Garry J. Scheuring
                                    Chairman, President and
                                       Chief Executive Officer
                    Facsimile No.:  908-321-8518

                    With a required copy to:

                    Midlantic Corporation
                    Metro Park Plaza
                    P.O. Box 600
                    Edison, New Jersey  08818
                    Attention:  Joseph H. Kott
                                       Executive Vice President and
                                       General Counsel
                    Facsimile No.:  908-321-8518

                    and to:

                    Skadden, Arps, Slate, Meagher & Flom
                    919 Third Avenue
                    New York, New York  10022
                    Attention:  William S. Rubenstein, Esquire
                    Facsimile No.:  212-735-2000

                    If to PNC or Bancorp:

                    PNC Bank Corp.
                    One PNC Plaza
                    Pittsburgh, Pennsylvania  15265
                    Attention:  Thomas H. O'Brien
                                       Chairman and Chief Executive Officer
                    Facsimile No.:  412-762-4507

                    With a required copy to:

                    PNC Bank Corp.
                    One PNC Plaza
                    Pittsburgh, Pennsylvania  15265
                    Attention:  Walter E. Gregg, Jr., Esquire
                                       Executive Vice President,
                                       Finance and Administration
                    Facsimile No.:  412-762-4507

                    and to:

                    Arnold & Porter
                    555 Twelfth Street, N.W.
                    Washington, D.C.  20004
                    Attention:  Steven Kaplan, Esquire
                    Facsimile No.:  202-942-5999

7.5.                CAPTIONS

                    The captions contained in this Reorganization Agreement are for reference purposes only and are not part of this Reorganization Agreement.

7.6.                COUNTERPARTS

                    This Reorganization Agreement may be executed in any number of counterparts, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

7.7.                GOVERNING LAW

                    This Reorganization Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania applicable to agreements made and entirely to be performed within such jurisdiction, except to the extent federal law may be applicable.

                    IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have caused this Reorganization Agreement to be executed in counterparts by their duly authorized officers and their corporate seal to be hereunto affixed and attested by their officers thereunto duly authorized, all as of the day and year first above written.


Attest                                               PNC BANK CORP.



/s/ William F. Strome                                By /s/ Walter E. Gregg, Jr.
- -------------------------                               ------------------------
William F. Strome                                       Walter E. Gregg, Jr.
Secretary                                               Executive Vice President

(SEAL)


Attest                                               PNC BANCORP, INC.



/s/ William F. Strome                                By /s/ Walter E. Gregg, Jr.
- -------------------------                               ------------------------
William F. Strome                                       Walter E. Gregg, Jr.
Assistant Secretary                                     Executive Vice President


(SEAL)


Attest                                                MIDLANTIC CORPORATION


/s/ John M. Sperger                                   By /s/ Garry J. Scheuring
- -------------------------                                -----------------------
John M. Sperger                                          Garry J. Scheuring
Secretary                                                Chairman, President and
                                                         Chief Executive Officer

(SEAL)

                                                                       EXHIBIT 3

                        AGREEMENT AND PLAN OF MERGER OF
                             MIDLANTIC CORPORATION
                        WITH AND INTO PNC BANCORP, INC.


                    AGREEMENT AND PLAN OF MERGER ("Plan of Merger") dated as of July 10, 1995, by and between MIDLANTIC CORPORATION ("MC"), a New Jersey corporation having its principal executive office at Metro Park Plaza, P.O. Box 600, Edison, New Jersey 08818 and PNC BANCORP, INC. ("Bancorp"), a Delaware corporation having its registered office at 222 Delaware Avenue, Wilmington, Delaware 19899, and joined in by PNC BANK CORP. ("PNC"), a Pennsylvania corporation having its principal executive office at One PNC Plaza, Pittsburgh, Pennsylvania 15265.

                                   WITNESSETH
                                   ----------

                    WHEREAS, the respective Boards of Directors of MC, Bancorp and PNC deem the merger of MC with and into Bancorp, under and pursuant to the terms and conditions herein set forth or referred to, desirable and in the best interests of the respective corporations and their respective shareholders, and the respective Boards of Directors of MC, Bancorp and PNC have adopted resolutions approving this Plan of Merger and an Agreement and Plan of Reorganization dated of even date herewith ("Reorganization Agreement"); and

                    NOW, THEREFORE, in consideration of the premises and of the mutual agreements herein contained, the parties hereto do hereby agree as follows:

                                   ARTICLE I
                                     MERGER

                    Subject to the terms and conditions of this Plan of Merger, on the Effective Date (as hereinafter defined), MC shall be merged with and into Bancorp, pursuant to the provisions of, and with the effect provided in, Chapter 10 of the New Jersey Business Corporation Act, N.J. Rev. Stat. Section 14A:10-1 et seq. and 8 Del. Code Ch. 1, subchapter IX (said transaction being hereinafter referred to as the "Merger"). On the Effective Date, the separate existence of MC shall cease and Bancorp, as the surviving entity, shall continue unaffected and unimpaired by the Merger. (Bancorp as existing on and after the Effective Date being hereinafter sometimes referred to as the "Surviving Corporation.")

                                  ARTICLE II

                    CERTIFICATE OF INCORPORATION AND BY-LAWS

                    The Certificate of Incorporation and the By-Laws of Bancorp in effect immediately prior to the Effective Date shall be the Certificate of Incorporation and the By-Laws of the Surviving Corporation, in each case until amended in accordance with applicable law.

                                  ARTICLE III
                               BOARD OF DIRECTORS

                    On the Effective Date, the Board of Directors of the Surviving Corporation shall consist of those persons serving as directors of Bancorp immediately prior to the Effective Date.

                                   ARTICLE IV
                                    CAPITAL

                    The shares of capital stock of the Surviving Corporation issued and outstanding immediately prior to the Effective Date shall, on the Effective Date, continue to be issued and outstanding.

                                   ARTICLE V
                         CONVERSION AND EXCHANGE OF MC
                       SHARES; FRACTIONAL SHARE INTERESTS

                    1. On the Effective Date, each share of the common stock of MC, par value $3 per share ("MC Common Stock"), outstanding immediately prior to the Effective Date (except as provided in Paragraphs 2, 5 and 7 of this Article), including each attached right issued pursuant to the Rights Agreement dated as of February 23, 1990 between MC and Midlantic Bank, N.A. (as amended), shall by virtue of the Merger be converted into 2.05 shares of common stock, par value $5 per share, of PNC ("PNC Common Stock").

                    2. On the Effective Date, all shares of MC Common Stock held in the treasury of MC or owned beneficially by any subsidiary of MC other than in a fiduciary capacity or in connection with a debt previously contracted and all shares of MC Common Stock owned by PNC or owned beneficially by any subsidiary of PNC other than in a fiduciary capacity or in connection with a debt previously contracted shall be canceled and no cash, stock or other property shall be delivered in exchange therefor.

                    3. On and after the Effective Date, each holder of a certificate or certificates theretofore representing outstanding shares of MC Common Stock

(any such certificate being hereinafter referred to as a "Certificate") may surrender the same to PNC or its agent for cancellation and each such holder shall be entitled upon such surrender to receive in exchange therefor certificate(s) representing the number of shares of PNC Common Stock to which such holder is entitled as provided herein and a check in an amount equal to the amount of cash to be paid pursuant to Paragraph 7 of this Article V, without interest, to which such holder is entitled. Until so surrendered, each Certificate shall be deemed for all purposes to evidence ownership of the number of shares of PNC Common Stock into which the shares represented by such Certificates have been changed or converted as aforesaid. No dividends or other distributions declared after the Effective Date with respect to PNC Common Stock shall be paid to the holder of any unsurrendered Certificate until the holder thereof shall surrender such Certificate in accordance with this
Article V.  After the surrender of a Certificate in accordance with this
Article V, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of PNC Common Stock represented by such Certificate. Certificates surrendered for exchange by any person who is an "affiliate" of MC for purposes of Rule 145(c) under the Securities Act of 1933, as amended, shall not be exchanged for certificates representing shares of PNC Common Stock until PNC has received the written agreement of such person contemplated by Section 4.9 of the Reorganization Agreement. If any certificate for shares of MC Common Stock is to be issued in a name other than that in which a certificate surrendered for exchange is issued, the certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and the person requesting such exchange shall affix any requisite stock transfer tax stamps to the certificate surrendered or provide funds for their purchase or establish to the reasonable satisfaction of PNC or its agent that such taxes are not payable.

                    4. Upon the Effective Date, the stock transfer books of MC shall be closed and no transfer of MC Common Stock shall thereafter be made or recognized. Any other provision of this Plan of Merger notwithstanding, neither PNC or its agent nor any party to the Merger shall be liable to a holder of MC Common Stock for any amount paid or property delivered in good faith to a public official pursuant to any applicable abandoned property, escheat or similar law.

                    5. In the event that prior to the Effective Date the outstanding shares of PNC Common Stock shall have been increased, decreased or changed into or exchanged for a different number or kind of shares or securities by reorganization, recapitalization, reclassification, stock dividend, stock split or other like changes in PNC's capitalization, all without PNC receiving adequate consideration therefor, then an appropriate and proportionate adjustment shall be made in the number and kind of shares of PNC Common Stock to be thereafter delivered pursuant to this Plan of Merger.

                    6. On the Effective Date, MC's obligations under its Incentive Stock and Stock Option Plan (1986) (the "1986 Plan") with respect to stock options granted thereunder to any person who is, on the date MC's shareholders approved the Merger, subject to the reporting requirements of
Section 16(a) of the Securities Exchange Act of 1934, as amended, with respect to equity securities of MC (an "Insider") shall, as to the portion of the MC Option that is then exercisable (determined by giving effect to the acceleration provisions of Section 4(d)(ii) of the 1986 Plan but without regard to the acceleration provisions of Section 4(d)(i) of the 1986 Plan) (a "Vested MC Option") be assumed by PNC and each such option shall become an option (a "PNC Option") that entitles such Insider to receive, upon payment of the exercise price, 2.05 shares of PNC Common Stock for each share of MC Common Stock covered by the Vested MC Option. Each such PNC Option shall be subject to the same terms and conditions as were applicable to the Vested MC Option, except that immediately following the Effective Time, the PNC Option shall be cancelled in exchange for the number of shares of PNC Common Stock having an aggregate "fair market value" equal to the product of (1) the number of shares of PNC Common Stock subject to such PNC Option and (2) the excess, if any, of the fair market value of a share of PNC Common Stock on the Effective Date over the exercise price of the PNC Option. The portion of each MC Option held by an Insider that is not a Vested MC Option shall automatically become exercisable in accordance with Section 4(d) of the 1986 Plan and shall be cancelled on the Effective Date if not theretofore exercised. Each MC Option held by any person who is not an Insider shall be cancelled at the Effective Date and PNC shall deliver to the holder of each such option, in respect thereof, the number of shares of PNC Common Stock having an aggregate fair market value equal to the product of (1) the number of shares of MC Common Stock subject to such option and (2) the excess, if any, of the fair market value of a share of MC Common Stock on the Effective Date over the exercise price of such option. For purposes of this Paragraph 6, (1) "fair market value" with respect to a share of MC Common Stock shall have the meaning assigned to such term in the 1986 Plan and (2) "fair market value" with respect to a share of PNC Common Stock shall have the meaning ascribed to the term "market value" in Paragraph 7 of this Article.

                    7. Notwithstanding any other provision hereof, each holder of shares or of Stock Options who would otherwise have been entitled to receive a fraction of a share of PNC Common Stock (after taking into account all Certificates delivered by such holder or all shares to be delivered to such holder upon termination of Stock Options) shall receive, in lieu thereof, cash in an amount equal to such fractional part of a share of PNC Common Stock multiplied by the market value of such Common Stock. The market value of one share of PNC Common Stock on the Effective Date shall be the closing price of such Common Stock in the New York Stock Exchange -- Composite Transactions List (as reported by THE WALL STREET JOURNAL or other authoritative source) on the last business day preceding such date. No such holder shall be entitled to dividends, voting rights or any other shareholder right in respect of any fractional share.

                    8. The provisions pertaining to Stock Options contained in Paragraphs 6 and 7 of this Article V are intended to be for the benefit of, and shall be enforceable by, the respective holders of Stock Options and his or her heirs and representatives.

                                   ARTICLE VI
                          EFFECTIVE DATE OF THE MERGER

                    Certificates of merger evidencing the transactions contemplated herein shall be delivered to the Delaware and New Jersey Secretaries of State for filing as provided in the Reorganization Agreement. The Merger shall be effective at the time and on the date specified in such certificates of merger (such date and time being herein referred to as the "Effective Date").

                                  ARTICLE VII
                               FURTHER ASSURANCES

                    If at any time the Surviving Corporation shall consider or be advised that any further assignments, conveyances or assurances are necessary or desirable to vest, perfect or confirm in the Surviving Corporation title to any property or rights of MC, or otherwise carry out the provisions hereof, the proper officers and directors of MC, as of the Effective Date, and thereafter the officers of the Surviving Corporation acting on behalf of MC, shall execute and deliver any and all proper assignments, conveyances and assurances, and do all things necessary or desirable to vest, perfect or confirm title to such property or rights in the Surviving Corporation and otherwise carry out the provisions hereof.

                                  ARTICLE VIII
                              CONDITIONS PRECEDENT

                    The obligations of PNC, Bancorp and MC to effect the Merger as herein provided shall be subject to satisfaction, unless duly waived, of the conditions set forth in the Reorganization Agreement.

                                   ARTICLE IX
                                  TERMINATION

                    Anything contained in the Plan of Merger to the contrary notwithstanding, and notwithstanding adoption hereof by the shareholders of MC, this Plan of Merger may be terminated and the Merger abandoned as provided in the Reorganization Agreement.

                                   ARTICLE X
                                 MISCELLANEOUS

                    1. This Plan of Merger may be amended or supplemented at any time prior to its Effective Date by mutual agreement of Bancorp, PNC and MC. Any such amendment or supplement must be in writing and approved by their respective Boards of Directors and/or by officers authorized thereby and shall be subject to the proviso in Section 6.4 of the Reorganization Agreement.

                    2. Any notice or other communication required or permitted under this Plan of Merger shall be given, and shall be effective, in accordance with the provisions of the Reorganization Agreement.

                    3. The headings of the several Articles herein are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Plan of Merger.

                    4. This Plan of Merger shall be governed by and construed in accordance with the laws of New Jersey and Delaware applicable to the internal affairs of MC and Bancorp, respectively.

                    IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have caused this Agreement and Plan of Merger to be executed in counterparts by their duly authorized officers and their corporate seals to be hereunto affixed and attested by their officers thereunto duly authorized, all as of the day and year first above written.


Attest                                         PNC BANK CORP.



/s/ William F. Strome                          By /s/ Walter E. Gregg, Jr.
- ----------------------------                      ----------------------------
William F. Strome                                 Walter E. Gregg, Jr.
Assistant Secretary                               Executive Vice President

(SEAL)


Attest                                         PNC BANCORP, INC.



/s/ William F. Strome                          By /s/ Walter E. Gregg, Jr.
- ----------------------------                      ----------------------------
William F. Strome                                 Walter E. Gregg, Jr.
Secretary                                         Executive Vice President


(SEAL)


Attest                                         MIDLANTIC CORPORATION


/s/ John M. Sperger                            By /s/ Garry J. Scheuring
- ----------------------------                      ----------------------------
John M. Sperger                                   Garry J. Scheuring
Secretary                                         Chairman, President and
                                                    Chief Executive Officer

(SEAL)

                                                                       EXHIBIT 4
                          PNC STOCK OPTION AGREEMENT


                    This PNC STOCK OPTION AGREEMENT ("Option Agreement") dated as of July 10, 1995, between MIDLANTIC CORPORATION ("MC"), a New Jersey corporation registered as a bank holding company under the Bank Holding Company Act of 1956, as amended ("Bank Holding Company Act"), and PNC BANK CORP. ("PNC"), a Pennsylvania corporation registered as a bank holding company under the Bank Holding Company Act.

                                   WITNESSETH
                                   ----------

                    WHEREAS, the Boards of Directors of MC and PNC, together with the Board of Directors of PNC Bancorp, Inc., have approved an Agreement and Plan of Reorganization ("Reorganization Agreement") and have adopted a related Agreement and Plan of Merger dated as of the date hereof (together referred to herein as the "Merger Agreements"), providing for certain transactions pursuant to which MC would be merged with and into PNC Bancorp, Inc., a subsidiary of PNC;

                    WHEREAS, as a condition to MC's entry into the Merger Agreements and to induce such entry, PNC has agreed to grant to MC the option set forth herein to purchase authorized but unissued shares of PNC Common Stock;

                    NOW, THEREFORE, in consideration of the premises herein contained, the parties agree as follows:

1.  DEFINITIONS.

                    Capitalized terms defined in the Merger Agreements and used herein shall have the same meanings as in the Merger Agreements.

2.  GRANT OF OPTION.

                    Subject to the terms and conditions set forth herein, PNC hereby grants to MC an option ("Option") to purchase up to 45,500,000 shares of PNC Common Stock, at a price of $35 per share payable in cash as provided in
Section 4 hereof; provided, however, that in the event PNC issues or agrees to issue any shares of PNC Common Stock in breach of its obligations under the Merger Agreements at a price less than $35 per share (as adjusted pursuant to Section 6 hereof), the exercise price shall be equal to such lesser price.

3.  EXERCISE OF OPTION.

                             (a)  MC may exercise the Option, in whole or part,
at any time or from time to time if a Purchase Event (as defined below) shall have occurred and be continuing; provided that to the extent the Option shall not have been exercised, it shall terminate and be of no further force and effect upon the earliest to occur of (i) the Effective Date of the Merger or (ii) termination of the Merger Agreements in accordance with the provisions thereof prior to the occurrence of a Purchase Event (other than a termination resulting from a willful breach by PNC of any covenant contained therein) or (iii) six months after termination of the Merger Agreements if such termination follows the occurrence of a Purchase Event or is due to a willful breach by PNC of any covenant contained therein; and provided further that any such exercise shall be subject to compliance with applicable provisions of law.

                             (b)  As used herein, a "Purchase Event" shall mean
any of the following events or transactions occurring after the date hereof:

                    (i) PNC or any PNC Subsidiary, without having received MC's prior written consent and except as permitted by the Merger Agreements, shall have entered into an agreement with any person (other than MC or any MC Subsidiary) to (x) merge or consolidate, or enter into any similar transaction, with PNC or any PNC Subsidiary,
                                (y) purchase, lease or otherwise acquire all or substantially all of the assets of PNC or any PNC Subsidiary or (z) purchase or otherwise acquire (including by way of merger, consolidation, share exchange or any similar transaction) securities representing 20% or more of the voting power of PNC or any PNC Subsidiary; provided, however, that in no event shall any merger, consolidation, purchase or similar transaction involving only PNC and one or more of its Subsidiaries or involving only any two or more of such Subsidiaries, be deemed to be a Purchase Event, provided any such transaction is not entered into in violation of the terms of the Merger Agreements;

                    (ii) any person (other than PNC, any PNC Subsidiary, the PNC Subsidiaries in a fiduciary capacity, MC, affiliates of MC or subsidiaries of MC in a fiduciary capacity) shall have acquired beneficial ownership or the right to acquire beneficial ownership of 20% or more of the outstanding shares of PNC Common Stock (the term "beneficial ownership" for purposes of this Option Agreement having the meaning assigned thereto in Section 13(d) of the Exchange Act and the regulations promulgated thereunder); or

                    (iii) any person (other than PNC, any PNC Subsidiary, MC or any MC affiliate) (x) shall have made a bona fide proposal to PNC by public announcement or written communication that is or becomes the subject of public disclosure to acquire PNC or any PNC Subsidiary by merger, consolidation, purchase of all or substantially all of its assets or any other similar transaction, (y) shall have commenced a bona fide tender or exchange offer to purchase shares of PNC Common Stock such that upon consummation of such offer such person would own or control 20% or more of the outstanding shares of PNC Common Stock, or (z) shall have filed an application or notice with the Federal Reserve Board or any other federal or state regulatory agency for clearance or approval to engage in any transaction described in clause
                                (i) or (ii) above, and thereafter the holders of PNC Common Stock shall have not approved the Merger Agreements and the transactions contemplated thereby at the meeting of such stockholders held for such purpose or such meeting shall not have been held or shall have been cancelled prior to termination of the Merger Agreements.

If more than one of the transactions giving rise to a Purchase Event under this
Section 3(b) is undertaken or effected, then all such transactions shall give rise only to one Purchase Event, which Purchase Event shall be deemed continuing for all purposes hereunder until all such transactions are abandoned. As used in this Option Agreement, "person" shall have the meanings specified in Sections 3(a)(9) and 13(d)(3) of the Exchange Act.

                                (c)  In the event MC wishes to exercise the
Option, it shall send to PNC a written notice (the date of which being herein referred to as "Notice Date") specifying (i) the total number of shares it will purchase pursuant to such exercise, and (ii) a place and date not earlier than three business days nor later than 60 business days from the Notice Date for the closing of such purchase ("Closing Date"); provided that if prior notification to or approval of any federal or state regulatory agency is required in connection with such purchase, MC shall promptly file the required notice or application for approval and shall expeditiously process the same and the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which any required notification period has expired or been terminated or such approval has been obtained and any requisite waiting period shall have passed.

4.  PAYMENT AND DELIVERY OF CERTIFICATES.

                                (a)  At the closing referred to in Section 3
hereof, MC shall pay to PNC the aggregate purchase price for the shares of PNC Common Stock purchased pursuant to the exercise of the Option in immediately available funds by a wire transfer to a bank account designated by PNC.

                                (b)  At such closing, simultaneously with the
delivery of cash as provided in subsection (a), PNC shall deliver to MC a certificate or certificates representing the number of shares of PNC Common Stock purchased by MC, and MC shall deliver to PNC a letter agreeing that MC will not offer to sell or otherwise dispose of such shares in violation of applicable law or the provisions of this Option Agreement.

                                (c)  Certificates for PNC Common Stock
delivered at a closing hereunder may be endorsed with a restrictive legend which shall read substantially as follows:

                           "The transfer of the shares represented by this
certificate is subject to certain provisions of an agreement between the registered holder hereof and PNC Bank Corp. and to resale restrictions arising under the Securities Act of 1933, as amended, a copy of which agreement is on file at the principal office of PNC Bank Corp. A copy of such agreement will be provided to the holder hereof without charge upon receipt by PNC Bank Corp. of a written request."

It is understood and agreed that the above legend shall be removed by delivery of substitute certificate(s) without such legend if MC shall have delivered to PNC a copy of a letter from the staff of the Commission, or an opinion of counsel, in form and substance satisfactory to PNC, to the effect that such legend is not required for purposes of the Securities Act.

5.  REPRESENTATIONS.

                    PNC hereby represents, warrants and covenants to MC as follows:

                             (a)  PNC shall at all times maintain sufficient
authorized but unissued shares of PNC Common Stock so that the Option may be exercised without authorization of additional shares of PNC Common Stock.

                             (b)  The shares to be issued upon due exercise, in
whole or in part, of the Option, when paid for as provided herein, will be duly authorized, validly issued, fully paid and nonassessable.

6.  ADJUSTMENT UPON CHANGES IN CAPITALIZATION.

                    In the event of any change in PNC Common Stock by reason of stock dividends, split-ups, recapitalizations, combinations, exchanges of shares or the like, the type and number of shares subject to the Option, and the purchase price per share, as the case may be, shall be adjusted appropriately. In the event that any additional shares of PNC Common Stock are issued or otherwise become outstanding after the date of this Option Agreement (other than pursuant to this Option Agreement), the number of shares of PNC Common Stock subject to the Option shall be adjusted so that, after such issuance, it equals 19.99% of the number of shares of PNC Common Stock then issued and outstanding without giving effect to any shares subject or issued pursuant to the Option. Nothing contained in this Section 6 shall be deemed to authorize PNC to breach any provision of the Merger Agreements.

7.  REGISTRATION RIGHTS.

                    PNC shall, if requested by MC, as expeditiously as possible following the occurrence of a Purchase Event and prior to the second anniversary thereof, file a registration statement on a form of general use under the Securities Act if necessary in order to permit the sale or other disposition of the shares of PNC Common Stock that have been acquired upon exercise of the Option in accordance with the intended method of sale or other disposition requested by MC. MC shall provide all information reasonably requested by PNC for inclusion in any registration statement to be filed hereunder. PNC will use its best efforts to cause such registration statement first to become effective and then to remain effective for such period not in excess of 180 days from the day such registration statement first becomes effective as may be reasonably necessary to effect such sales or other dispositions. The obligations of PNC hereunder to file a registration statement and to maintain its effectiveness may be suspended for one or more periods of time not exceeding 60 days in the aggregate if the Board of Directors of PNC shall have determined that the filing of such registration statement or the maintenance of its effectiveness would require disclosure of nonpublic information that would materially and adversely affect PNC. The first registration effected under this Section 7 shall be at PNC's expense except for underwriting commissions and the fees and disbursements of MC's counsel attributable to the registration of such PNC Common Stock. A second registration may be requested hereunder at MC's expense. In no event shall PNC be required to effect more than two registrations hereunder. The filing of any registration statement hereunder may be delayed for such period of time as may reasonably be required to facilitate any public distribution by PNC of PNC Common Stock. If requested by MC, in connection with any such registration, PNC will become a party to any underwriting agreement relating to the sale of such shares, but only to the extent of obligating itself in respect of representations, warranties, indemnities and other agreements customarily included in such underwriting agreements. Upon receiving any request from MC or assignee thereof under this Section 7, PNC agrees to send a copy thereof to MC and to any assignee thereof known to PNC, in each case by promptly mailing the same, postage prepaid, to the address of record of the persons entitled to receive such copies.

8.  SEVERABILITY.

                    If any term, provision, covenant or restriction contained in this Option Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Option Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that the Option will not permit the holder to acquire the full number of shares of PNC Common Stock provided in Section 2 hereof (as adjusted pursuant to Section 6 hereof), it is the express intention of PNC to allow the holder to acquire or to require PNC to repurchase such lesser number of shares as may be permissible, without any amendment or modification hereof.

9.  MISCELLANEOUS.

                             (a)  EXPENSES.  Except as otherwise provided
herein, each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

                             (b)  ENTIRE AGREEMENT.  Except as otherwise
expressly provided herein, this Option Agreement contains the entire agreement between the parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral. Notwithstanding anything to the contrary contained in this Agreement or the Merger Agreements, this Agreement shall be deemed to amend the Confidentiality Agreement so as to permit MC to enter into this Agreement and exercise all of its rights hereunder, including its right to acquire PNC Common Stock upon exercise of the Option. The terms and conditions of this Option Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

Nothing in this Option Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto, and their respective successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Option Agreement, except as expressly provided herein.

                             (c)  ASSIGNMENT.  Neither of the parties hereto
may assign any of its rights or obligations under this Option Agreement or the Option created hereunder to any other person, without the express written consent of the other party, except that in the event a Purchase Event shall have occurred and be continuing MC may assign in whole or in part its rights and obligations hereunder; provided, however, that until the date 30 days following the date on which the Federal Reserve Board approves an application by MC under the Bank Holding Company Act to acquire the shares of PNC Common Stock subject to the Option, MC may not assign its rights under the Option except in (i) a widely dispersed public distribution, (ii) a private placement in which no one party acquires the right to purchase in excess of 2% of the voting shares of PNC, (iii) an assignment to a single party (E.g., a broker or investment banker) for the purpose of conducting a widely dispersed public distribution on MC's behalf, or (iv) any other manner approved by the Federal Reserve Board.

                             (d)  NOTICES.  All notices or other communications
which are required or permitted hereunder shall be in writing and sufficient if delivered personally or sent by overnight express or by registered or certified mail, postage prepaid, addressed as provided in the Reorganization Agreement.
A party may change its address for notice purposes by written notice to the other party hereto.

                             (e)  COUNTERPARTS.  This Option Agreement may be
executed in any number of counterparts, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

                             (f)  SPECIFIC PERFORMANCE.  The parties agree that
damages would be an inadequate remedy for a breach of the provisions of this Option Agreement by either party hereto and that this Option Agreement may be enforced by either party hereto through injunctive or other equitable relief.

                             (g)  GOVERNING LAW.  This Option Agreement shall
be governed by and construed in accordance with the laws of Pennsylvania applicable to agreements made and entirely to be performed within such state and such federal laws as may be applicable.

                    IN WITNESS WHEREOF, each of the parties hereto has executed this Option Agreement as of the day and year first written above.

                                 PNC BANK CORP.



                                                By /s/ Thomas H. O'Brien
                                                   ------------------------
                                                   Thomas H. O'Brien
                                                   Chairman and Chief
                                                   Executive Officer



                                                MIDLANTIC CORPORATION



                                                By  /s/ Garry J. Scheuring
                                                   ------------------------
                                                    Garry J. Scheuring
                                                    Chairman, President and
                                                    Chief Executive Officer